FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of January 2006
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



Q2 F2006

Quarter ended 31 December 2005
News Release Q2 F2006 Results
-Unaudited-

Increased production and a higher price results in a six fold increase in earnings

JOHANNESBURG. 26 January 2006 – Gold Fields Limited (NYSE & JSE: GFI) today announced December 2005 quarter net earnings of R262 million compared with R39 million in the September 2005 quarter and earnings of R67 million for the December quarter of 2004. In US dollar terms net earnings for the December 2005 quarter equated to US$40 million compared with US$6 million in the September 2005 quarter and earnings of US$11 million for the December quarter of 2004. Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items were R275 million (US$42 million) for the December 2005 quarter compared with R44 million (US$7 million) in the September quarter.

December 2005 quarter highlights:

- **Attributable gold production increased 5 per cent to 1,040,000 ounces;**

- **Total cash costs at R71,659 per kilogram (US$341 per ounce) 2 per cent lower than the September quarter;**

- **Total cash costs at R66,007 per kilogram (US$314 per ounce) when calculated in line with peer group;**

- **Operating profit increased by 73 per cent from R554 million (US$85 million) to R958 million (US$147 million);**

- **Cerro Corona and Bolivar deals keep international growth strategy on track;**

- **Interim dividend declared of 40 SA cents per share payable 20 February 2006**.

Ian Cockerill, Chief Executive Officer of Gold Fields said:

"As expected Gold Fields posted a strong December quarter with, in particular, the South African operations delivering a healthy 8 per cent improvement in production, while maintaining a strong grip on costs as evidenced by a 4 per cent decline in total cash costs.

During the quarter Gold Fields made significant progress towards achieving its international growth objectives with the conclusion of the Cerro Corona acquisition in Peru, and approval early in January of the Bolivar acquisition by the shareholders of that company.

Gold Fields is in good shape on all fronts and has started 2006 with renewed energy and commitment to deliver value for shareholders.

The improvement in the gold price provides an opportunity to secure enhanced value from our operations."

Stock data			JSE Limited – (GFI)	
Number of shares in issue			Range - Quarter	**ZAR86.60 – ZAR111.89**
- at end December 2005	**493,312,693**		Average Volume - Quarter	**1,800,664 shares / day**
- average for the quarter	**492,600,779**		NYSE – (GFI)	
Free Float	**80%**		Range - Quarter	**US$12.92 – US$17.90**
ADR Ratio	**1:1**		Average Volume - Quarter	**1,395,152 shares / day**
Bloomberg / Reuters	**GFISJ / GFLJ.J**			

the complete gold company

| South African Rand | | | | | Salient features | | | United States Dollars | | | | |
| Six months to | | Quarter | | | | | | Quarter | | | Six months to | |
Restated Dec 2004	Dec 2005	Restated Dec 2004	Sept 2005	Dec 2005				Dec 2005	Sept 2005	Restated Dec 2004	Dec 2005	Restated Dec 2004
63,916	63,234	32,599	30,892	32,342	kg	Gold produced*	(000) oz	1,040	993	1,048	2,033	2,055
65,700	72,202	64,921	72,768	71,659	R/kg	Total cash costs	$/oz	341	347	330	344	327
22,866	23,977	11,823	11,888	12,089	000	Tons milled	000	12,089	11,888	11,823	23,977	22,866
83,381	96,526	84,872	91,669	101,184	R/kg	Revenue	$/oz	482	437	431	460	416
205	208	198	207	210	R/ton	Operating costs	$/ton	32	32	32	32	33
1,093	1,512	637	554	958	Rm	Operating profit	$m	147	85	103	232	175
19	23	22	18	28	%	Operating margin	%	28	18	22	23	19
156	301	67	39	262	Rm	Net earnings	$m	40	6	11	46	25
31	61	13	8	53	SA c.p.s.		US c.p.s.	8	1	2	9	5
121	297	32	36	261	Rm	Headline earnings	$m	40	6	6	46	20
24	60	6	7	53	SA c.p.s.		US c.p.s.	8	1	1	9	4
69	318	87	44	275	Rm	Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items	$m	42	7	14	49	11
13	65	17	9	56	SA c.p.s.		US c.p.s.	9	1	2	10	2

*Attributable – All companies wholly owned except for Ghana (71.1%).

Note – restated figures are due to the adoption of IFRS 2, share based payments.

Health and safety

We regret to report eight fatalities during the December quarter with six of these accidents due to falls of ground and seismicity. A conveyor belt accident claimed the life of an employee at Tarkwa in November 2005. The Australian operations continued being fatality free this quarter. The remaining fatalities were at the South African operations. The fatal injury frequency rate was 0.21, which is lower than the previous quarter's figure of 0.27. The lost day injury frequency rate improved from 12.59 to 11.94, the serious injury frequency rate regressed from 5.9 to 7.2 and the days lost frequency rate also regressed from 348 to 360. These rates are still unacceptably high and management is continuing to actively review all current safety initiatives and seeking areas of improvement through serious incident review processes, so as to attain the long-term objective of achieving the Ontario safety standards on all of our mines.

Financial review

Quarter ended 31 December 2005 compared with quarter ended 30 September 2005

Revenue

Attributable gold production increased by 5 per cent to 1,040,000 ounces in the December 2005 quarter, compared with 993,000 ounces achieved in the September 2005 quarter. Production at the South African operations was 698,000 ounces, compared with 647,000 in the September quarter, an increase of 8 per cent. Attributable production at the international operations was in line with the previous quarter at 342,000 ounces.

At the South African operations, Driefontein performed largely as expected with the slightly lower underground grade offset by improved underground ore volumes. As predicted in the previous quarter, Kloof and Beatrix experienced a much improved performance, mainly due to increased underground volumes. Kloof's underground yield was marginally higher at 8.8 grams per ton, while the yield at Beatrix was unchanged at 5.2 grams per ton.

At the international operations the decline in attributable production at Tarkwa and Agnew was mostly offset by the increase at St Ives and Damang. Tarkwa declined by 6,000 ounces to 118,000 ounces (attributable) mainly due to lower mill throughput and an increase in gold-in-process at the heap leach facilities. At Agnew, mining volumes and yields at both surface (Songvang) and underground (Waroonga complex - Kim and Main Lode) operations decreased due to the transition from oxide to primary reef at Songvang and unsustainably high yields experienced at the Kim mine in the previous quarter. St Ives increased gold production by 6,000 ounces to 126,000 ounces mainly due to higher treated volumes. Damang increased production from 41,000 ounces to 43,000 ounces (attributable) due to higher grade feed to the plant as a result of fresh ore replacing lower grade stockpiles.

The US dollar gold price increased by 10 per cent from US$437 per ounce in the September quarter to US$482 per ounce in the December quarter. The rand averaged R6.53 against the US dollar, virtually unchanged from the September quarter. The resultant rand gold price increased 10 per cent, from R91,669 per kilogram in the September quarter to R101,184 per kilogram in the December quarter.

The increase in production, together with the increase in the rand gold price achieved, resulted in revenue increasing from R3,023 million (US$464 million) to R3,479 million (US$534 million) this quarter.

Operating costs

Operating costs for the December 2005 quarter, at R2,542 million (US$390 million), increased by 3 per cent when compared with the September quarter's R2,457 million (US$377 million).

The majority of this increase was at the South African operations where costs increased by R61 million (US$10 million) from R1,672 million (US$256 million) to R1,732 million (US$266 million), when compared with the September quarter. The increase at the South African operations was due to an increase in mining volumes, as shifts were lost last quarter as a result of the industrial action in August at the time of the wage negotiations. The 8 per cent increase in production at the South African operations resulted in total unit cash costs at these operations decreasing by 4 per cent.

Costs at the international operations, including gold-in-process changes, were R789 million (US$121 million), 1 per cent below the R797 million (US$122 million) incurred in the September quarter. Tarkwa's costs were slightly lower in line with the lower production. Damang's costs were lower in the December quarter mainly due to the decrease in the gold-in-process charge, as fresh ore replaced stockpile feed. At St Ives operating costs increased in line with the increased production. Agnew's costs were unchanged, the lower mining volumes offset by the increased mining costs at Songvang open pit due to increased ore hardness and mining depth. Exchange rates had no significant impact when translating from local currencies in Australia and Ghana, into South African rand – the reporting currency.

Operating margin

The net effect of the movements in revenue and costs, after taking into account gold-in-process changes, was an operating profit of R958 million (US$147 million). This is 73 per cent above the R554 million (US$85 million) achieved in the September quarter. The Group margin increased from 18 per cent last quarter to 28 per cent in the December quarter, while the margin at the South African operations more than doubled from 9 per cent to 21 per cent. The margin at the international operations increased from 33 per cent to 39 per cent quarter on quarter.

Amortisation

Amortisation increased from R353 million (US$54 million) in the September quarter to R376 million (US$58 million) in the December quarter. This increase was mainly due to the increase in production experienced at the South African and Australian operations during the quarter.

Other

Net interest and investment income after taking into account interest paid, increased from R1 million (US$- million) in the September quarter to R17 million (US$3 million) for the December quarter largely due to enhanced returns on equity linked rehabilitation investments.

The loss on financial instruments of R19 million (US$3 million) compares with a loss of R9 million (US$1 million) in the September quarter. Included this quarter is a marked to market gain on US dollar/rand forward purchase contracts of R18 million (US$3 million), offset by an R8 million loss (US$1 million) on the US dollar/Australian dollar call options and a loss on unexpired diesel call options in Ghana of R14 million (US$2 million). Realised this quarter was a loss of R14 million (US$3 million) resulting from the maturity on 1 December, and rollover to 5 June 2006, of the US$30 million US dollar/rand forward purchase which offsets the marked to market gain referred to above. More details on these financial instruments are given on page 15 of this report.

Exploration expenditure

Exploration expenditure decreased from R66 million (US$10 million) in the September quarter to R54 million (US$8 million) in the December quarter – please refer to the Exploration and Corporate Development section for more detail.

Taxation

Taxation for the quarter amounted to R200 million (US$31 million) compared with R45 million (US$7 million) in the September quarter. The tax provision includes normal and deferred taxation on all operations together with royalties at the international operations. The increase is in line with the increased operating profit.

Earnings

Net profit attributable to ordinary shareholders amounted to R262 million (US$40 million) or 53 SA cents per share (US$0.08 per share), compared with R39 million (US$6 million) or 8 SA cents per share (US$0.01 per share) in the previous quarter.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, was R261 million (US$40 million) or 53 SA cents per share (US$0.08 per share), compared with earnings of R36 million (US$6 million) or 7 SA cents per share (US$0.01 per share) last quarter.

Earnings excluding exceptional items as well as net gains and losses on financial instruments and foreign debt net of cash amounted to R275 million (US$42 million) or 56 SA cents per share (US$0.09 per share), compared with earnings of R44 million (US$7 million) or 9 SA cents per share (US$0.01 per share) reported last quarter.

Cash flow

Cash flow from operating activities for the quarter was R557 million (US$90 million), which was nearly double the operating cash flow generated in the September quarter of R303 million (US$47 million). This was mainly due to the increase in production and the higher gold price received. The increased profit before tax and exceptional items of R498 million (US$76 million) was partially offset by an outflow of working capital of R266 million (US$41 million) due to timing of creditors payments.

Capital expenditure amounted to R402 million (US$62 million) compared with R325 million (US$50 million) in the September quarter. Expenditure at the South African operations increased R36 million (US$6 million) to R169 million (US$26 million). A significant portion of this expenditure was directed at the major projects, with R26 million (US$4 million) at 1 tertiary and 5 shaft at Driefontein, R9 million (US$1 million) at Kloof 4 shaft, R10 million (US$2 million) at Kloof 1 shaft pillar extraction and R33 million (US$5 million) at Beatrix 3 shaft.

At the Ghanaian operations, capital expenditure amounted to R104 million (US$18 million) with R24 million (US$4 million) spent on the new heap leach pads project at Tarkwa and R27 million (US$4 million) on the Damang main pit cutback. This compares with total expenditure of R72 million (US$11 million) in the September quarter.

The Australian operations incurred capital expenditure of R119 million (A$24 million) compared with R111 million (A$22 million) in the September quarter. Expenditure at St Ives of R86 million (A$18 million) included development costs at Argo and Leviathan underground. At Agnew, the majority of the R33 million (A$7 million) expenditure was spent on development. Included in capital expenditure was ongoing exploration expenditure at both operations of R36 million (A$7 million).

Major projects are still forecast to be in line with approved votes.

Proceeds on disposal of various Group wide mining assets amounted to R4 million (US$1 million) for the quarter. Net investments purchased amounted to R27 million (US$4 million) and includes the purchase of 2.5 million shares in Avoca Resources Limited (R5 million/US$1 million) and participating in the Western Areas Gold Mining Company Limited rights issue (R22 million/US$3 million).

Financing activities include loan repayments to minorities of R67 million (US$10 million) arising from distributions from Gold Fields Ghana Limited and shares issued to the value of R73 million (US$11 million) as a consequence of take ups under the employee share options plan, resulting in a net financing inflow of R6 million (US$1 million) for the quarter.

Net cash inflow for the quarter was R134 million (US$25 million). After accounting for a positive translation adjustment of R4 million (the translation adjustment in US dollar was negative $6 million), the cash balance at the end of December was R2,937 million (US$461 million). The balance at the end of September was R2,800 million (US$442 million).

Detailed and operational review

Group overview

Attributable gold production for the December 2005 quarter increased 5 per cent to 1,040,000 ounces when compared with the September quarter. Production from the South African operations at 698,000 ounces accounted for 67 per cent of the Group's total attributable production, compared with 647,000 ounces or 65 per cent last quarter.

At the South African operations, gold production increased 8 per cent compared with the previous quarter. Driefontein was unchanged quarter on quarter at 290,000 ounces. Kloof increased significantly from 218,000 ounces to 253,000 ounces, mainly due to increased underground volumes as volumes were impacted by the strike in the previous quarter. The increase at Beatrix of 16,000 ounces returns production to more historic levels. Operating profit at the South African operations increased from R170 million (US$26 million) to R460 million (US$71 million), mainly as a consequence of the increased gold production and higher gold price achieved.

Development at the South African operations will be increased in the March and June quarters in order to increase mining flexibility. This is to ensure that current levels of performance are maintained or improved upon where this is possible. The cost of this development will be in the region of R30 million (US$5 million) per quarter of which about one third will be capitalised. The level of flexibility gained over the next two quarters will be maintained into the future.

The Ghanaian operations showed a 2 per cent decrease in attributable gold production to 161,000 ounces. Damang was slightly higher than the previous quarter offset by the decrease at Tarkwa which was due to lock-up in the North heap leach pads which are on fourth lifts and a slower than anticipated release at the new Blue Ridge south pads exacerbated by high rainfall during the quarter. Ghana contributed operating profit of R280 million (US$43 million), a 35 per cent increase when compared with the September quarter.

Production from the Australian operations was similar quarter on quarter at 181,000 ounces. The decrease in production at Agnew of 7,000 ounces was due to lower grades. At St Ives the increase of 6,000 ounces was due to increased volumes processed through the Lefroy mill as a consequence of higher underground mining volumes. Operating profit from the Australian operations increased from R177 million (A$36 million, US$27 million) to R216 million (A$44 million, US$33 million), primarily as a result of the higher gold price which increased from an average of A$558 per ounce to A$649 per ounce for the December quarter.

The international operations contributed R497 million (US$76 million) or 52 per cent of the total operating profit of R958 million (US$147 million). This compares with R384 million (US$59 million) or 69 per cent of the total operating profit of R554 million (US$85 million) last quarter.

South African Operations

Project 500 was initiated in September 2003 to increase revenue and reduce costs through two sub-projects i.e. Project 400 and Project 100. These projects have proved successful and led to additional projects – Project 100+ and Project Beyond as detailed below.

Project 400

Project 400 was aimed at improving revenue such that an additional R400 million (US$60 million) per annum could be generated on a sustainable basis. This was to be achieved through a basket of productivity initiatives; by eliminating non-contributing production and replacing low-grade surface material with higher margin underground material - all aimed at improved quality volumes. In financial 2005 this resulted in improved yields, in line with the life of mine grades for each of the South African operations, as reflected in the following table.

Year/Quarter	F2004	F2005	Sep 2005	Dec 2005
Driefontein:				
Life of mine head grade as per the 2003, 2004 and 2005 annual report	8.7	8.1	8.0	**8.0**
Life of mine head grade adjusted for estimated metallurgical recoveries	8.4	7.8	7.8	**7.8**
Driefontein (underground yields achieved)	8.1	8.3	8.1	**7.9**
Kloof:				
Life of mine head grade as per the 2003, 2004 and 2005 annual report	9.8	10.5	9.7	**9.7**
Life of mine head grade adjusted for estimated metallurgical recoveries	9.5	10.2	9.4	**9.4**
Kloof (underground yields achieved)	9.0	9.1	8.7	**8.8**
Beatrix:				
Life of mine head grade as per the 2003, 2004 and 2005 annual report	5.1	5.5	5.4	**5.4**
Life of mine head grade adjusted for estimated metallurgical recoveries	4.9	5.3	5.2	**5.2**
Beatrix (underground yields achieved)	4.6	5.0	5.2	**5.2**

Project Beyond and Project 100+

Project Beyond, initiated in 2004, is a procurement (sourcing) initiative targeting savings of between R200 million and R300 million (US$33 million to US$50 million) over three years, i.e. around 10 per cent of the amount expended on materials, services and capital expenditure at the South African operations. Total expenditure on these items is approximately R2.7 billion (US$450 million). The project delivered R101 million (US$16 million) of contract savings on historic baseline expenditure during the 2005 financial year through addressing commodities such as grinding media, foodstuffs, mill liners, ore transport, support, bearings, engineering repairs, and lubricants. The savings are realised as these contracts are utilised by the mining operations i.e. largely during the 2006 financial year.

To date a total R1.1 billion (US$180 million) of spend has been reviewed as part of Project Beyond. Contractual savings to date are R127 million (US$20 million). R61 million (US$10 million) has been realised in cost savings, of which R31 million (US$5 million) applies to the 2006 financial year. An additional R29 million (US$ 5 million) in cost savings are estimated to impact cash flow before the end of financial 2006. During the past year general inflation pressures were experienced on total materials and services expenditure. Project Beyond successfully mitigated the impact of these increases on costs.

Project Beyond is targeting a further R40 million (US$7 million) contractual savings per annum at the South African operations during the 2006 financial period. Most of the savings on these commodities will be realised post financial 2006.

During the past quarter focus has been on a range of around 20 commodities including diesel engine repairs, hoppers, ventilations pipes, labour hire, steel wire ropes, lime, electric motors and explosives. A proportion of future savings are of the nature of reduced cost of ownership i.e. they arise out of lower operating costs over the life of the commodity. These savings, while enduring, are realised over a more extended period.

As attention is being given to a more global and integrated approach to supply and sourcing, likely benefits are being identified in the international operations of Australia, Ghana and the Peruvian Cerro Corona project. Preliminary indications are that savings of around US$20 million per annum may be achieved.

The Project 100+ initiative continued during the December quarter. Attention was given to projects focussed on labour optimisation, transport, electricity demand and pump management. Expected benefits of up to R200 million (US$33 million) are expected to flow during 2006 and 2007.

Driefontein

		December 2005	September 2005
Gold produced	- 000'ozs	**290.1**	289.8
Yield - underground	- g/t	**7.9**	8.1
- combined	- g/t	**5.4**	5.6
Total cash costs	- R/kg	**71,935**	69,872
	- US$/oz	**343**	333

Gold production is in line with the previous quarter at 290,100 ounces. As forecast, the underground grade decreased from 8.1 grams to 7.9 grams per ton during the December quarter. Area mined increased by 8 per cent quarter on quarter, consequently increasing underground tons milled from 989,000 to 1,029,000 for the quarter. Surface tons increased by 5 per cent to 655,000 tons at a slightly lower yield.

Operating costs increased 3 per cent from R656 million (US$101 million) to R675 million (US$104 million) as a result of savings achieved in the previous quarter on the wage bill due to the strike and due to a conscious increase in complements during the current quarter so as to create a platform for increased production levels in the future. As a result total cash costs increased 3 per cent in rand terms from R69,872 per kilogram to R71,935 per kilogram. In US dollar terms, total cash costs increased by 3 per cent from US$333 per ounce to US$343 per ounce. Operating profit increased by 41 per cent from R168 million (US$26 million) in the September quarter to R237 million (US$36 million) in the December quarter, mainly as a result of an improvement in the gold price.

Capital expenditure increased from R47 million (US$7 million) to R61 million (US$9 million) for the December quarter. Largely due to the timing of expenditure on various projects.

Gold production and costs for the March quarter are expected to be similar to the December quarter.

Kloof

		December 2005	September 2005
Gold produced	- 000'ozs	252.6	218.4
Yield - underground	- g/t	8.8	8.7
- combined	- g/t	8.3	7.8
Total cash costs	- R/kg	79,369	88,295
	- US$/oz	378	421

Gold production at Kloof increased by 16 per cent from 218,400 ounces to 252,600 ounces in the December quarter. This was due to higher underground tonnage as more shifts were worked compared with the previous quarter resulting from the impact of the strike in the previous quarter. Underground yields improved again this quarter as a result of actions undertaken to address the grade decline highlighted in the previous quarters. Surface yields improved as a result of the closure and clean up of No. 3 plant which will continue in the March quarter.

The operating costs at R648 million (US$99 million) for the quarter increased by 4 per cent compared with the previous quarter's cost of R625 million (US$96 million). This was due to increased production in this quarter. However, the higher gold production and focus on reducing costs resulted in the total unit cash cost decreasing by 10 per cent to R79,369 per kilogram, compared with the R88,295 per kilogram in the September quarter. In US dollar terms total cash costs decreased by 10 per cent to US$378 per ounce compared with the previous quarter's US$421 per ounce.

Operating profit improved to R145 million (US$22 million) for the quarter compared with a loss of R4 million (US$1 million) in the September quarter.

Capital expenditure increased from R43 million (US$7 million) in the previous quarter to R53 million (US$8 million) in the current quarter. This was mainly due to increased expenditure at 4 sub vertical shaft and the 1 shaft pillar project.

Gold production is expected to be lower in the March quarter and as a consequence unit cash costs will be higher.

Beatrix

		December 2005	September 2005
Gold produced	- 000'ozs	154.9	138.6
Yield - underground	- g/t	5.2	5.2
Total cash costs	- R/kg	81,984	87,152
	- US$/oz	391	416

Gold production at Beatrix increased by 12 per cent from 138,600 ounces in the September quarter to 154,900 ounces in the December quarter. This was due to a 12 per cent increase in underground volumes from 831,000 tons to 931,000 tons in the December quarter. The overall yield remained constant at 5.2 grams per ton quarter on quarter. The logistics project at the West section (4 shaft) to alleviate the access tunnel ground control problems was completed as planned. The mine reverted to historic levels of production following the industrial action which took place during the previous quarter.

Operating costs quarter on quarter increased by 5 per cent from R391 million (US$60 million) to R409 million (US$63 million) mainly due to the increased production volumes.

Total cash costs per kilogram decreased by 6 per cent from R87,152 per kilogram (US$416 per ounce) in the September quarter to R81,984 per kilogram (US$390 per ounce) in the December quarter as a result of the higher gold production.

Beatrix posted an operating profit of R79 million (US$12 million) in the December quarter compared with R6 million (US$1 million) in the September quarter. This was mainly due to the increase in gold output and an increase of 10 per cent in the gold price received.

Capital expenditure at R55 million (US$8 million) was 25 per cent higher than the September quarter mainly due to a conscious effort to maintain operational performance at current levels, or better, for the long-term.

Gold production and costs for the March quarter are forecasted to be in line with the December quarter.

International Operations
Ghana
Tarkwa

		December 2005	September 2005
Gold produced	- 000'ozs	166.6	174.2
Yield - Heap leach	- g/t	0.9	0.9
Yield - CIL plant	- g/t	1.6	1.5
Total cash costs	- US$/oz	282	277

Tarkwa processed a total of 5.2 million tons at an average yield of 1.0 gram per ton, producing 166,600 ounces of gold in the December quarter. The 4 per cent quarterly reduction in gold output was due mainly to changes in gold-in-process at the heap leach facilities and lower volumes mined and processed partially offset by increased output at the CIL plant. The heap leach process contributed 111,000 ounces and the CIL plant 55,600 ounces. This compares with 119,600 ounces and 54,600 ounces respectively in the previous quarter.

Mining volumes decreased by 2 million tons to 22 million tons as a result of rain interruptions and additional tons mined in the previous quarter to advance the early completion of the heap leach pad expansions at the northern facility. The strip ratio was virtually unchanged at 3.36 and reflects the current push backs at the Teberebie and Kotraverchy pits. Mining costs were US$0.96 per total ton mined for the quarter compared with US$0.88 per total ton mined last quarter and reflects the increase in fleet maintenance costs due to the increasing number of hours the units have been operating and the increased cost of diesel.

The CIL plant continues to perform in line with expectation and the quarterly throughput was consistent at 1.1 million tons at an average yield of 1.55 grams per ton. The difficulties reported previously with regard to the blending of soft higher grade and hard medium grade ore has largely been resolved. Head grades have been lower than planned with waste dilution from the Teberebie pit being the primary contributor. Plans are in place to minimise this dilution through a major cutback programme, thereby allowing for optimal digging on the 28° to 35° dipping reef horizons.

A total of 4.1 million tons at a head grade of 1.21 grams per ton was stacked on the heap leach pads during the December quarter. The decrease in gold produced from the heap leach pads of 8,600 ounces compared with the previous quarter is mainly due to a lock-up of 6,400 ounces in GIP, compared with a net GIP release of 1,400 ounces in the September quarter. This increase in GIP is largely attributable to commencement of stacking on the fourth lift at the North heap leach facility and a slower than anticipated release of the south pads, exacerbated by the high rainfall during the quarter.

Operating costs at US$49 million (R322 million), including gold-in-process adjustments, were US$0.6 million higher than that reported in the September quarter, reflecting the increase in mining costs. Operating cost per ton treated excluding GIP charges was US$9.57 per ton as against US$9.25 per ton in the September quarter. Total cash costs at US$282 per ounce compare with the September quarter's US$277 per ounce.

Operating profit at US$34 million (R220 million) increased by US$6 million (R38 million) with the lower gold production being more than offset by the increase in the average US$ gold price.

Capital expenditure increased from US$7 million (R47 million) in the September quarter to US$11 million (R69 million) in the December quarter. The main areas of capital expenditure are the construction of leach pads at the North and the purchasing of mining equipment.

Gold production for the March quarter is expected to improve as stacking will commence in February 2006 on the first lift of the newly constructed Phase 4 pads at the North heap leach facility and will continue on the first lift at the new Blue Ridge pads at the South heap leach facility. Good progress has been made during January in addressing the ore dilution in the Teberebie pit and a slight increase in mill grade is expected. Cost pressure will continue as higher stripping ratios are being planned to ensure mining flexibility.

Damang

		December 2005	September 2005
Gold produced	- 000'ozs	60.2	57.2
Yield	- g/t	1.4	1.3
Total cash costs	- US$/oz	330	375

Gold production increased from 57,200 ounces during the September quarter to 60,200 ounces in the December quarter. This increase is mainly attributable to the higher grade ore to the plant, which increased from 1.46 grams per ton to 1.52 grams per ton. The increase in grade resulted mainly from an increase in the higher-grade oxide ore tonnages mined from the Tomento pit, which displaced the lower grade stockpiled oxide tonnages fed to the plant during the previous quarter. The fresh ore tonnages mined from the Amoanda pit, previously an oxide ore source, replaced the higher-grade fresh ore tonnages mined from the Juno 2SE pit, which reached its final depth in the December quarter.

Mill throughput for the quarter at 1.3 million tons was similar to the September quarter.

Total tons mined increased from 3.7 million tons to 3.9 million tons. Ore mined for the quarter at 642,000 tons was lower than the previous quarter's 742,000 tons. This was as a result of an increase in the stripping ratio to 5.05 from 4.02. The Tomento pits will remain the main sources of oxide feed to the plant in the near future and the Amoanda pit remains the main fresh ore source to the plant. The Juno 2SW pit, which is a southern extension to the Damang pit cutback, is being developed and will be brought into production during this financial year.

Operating costs, including gold-in-process adjustments, reduced to US$20 million (R128 million) from US$21 million (R138 million) in the previous quarter. This was as a result of a lower gold-in-process charge, it being US$2 million lower than the previous quarter. Cost per ton milled decreased slightly from US$14.34 to US$14.28. Total cash costs decreased from US$375 per ounce to US$330 per ounce, reflecting the increase in ounces produced and the decrease for the quarter in the gold-in-process charge.

Operating profit increased from US$4 million (R26 million) to US$9 million (R61 million), due to increases in both gold production and the US$ gold price.

Capital expenditure incurred during the quarter amounted to US$5 million (R35 million). The majority of this expenditure was incurred in mining the Damang pit cutback.

During the quarter mining at the Damang pit cutback commenced on the east wall utilising a second mining fleet as mining continued on the west wall. Production to date is 12 per cent ahead of the plan, however the small quantity of ore that was originally planned to be mined has not yet been realised due to delaying the start on the east side of the pit to better fit the annual tailings dam construction programme. The first ore is now scheduled to be mined during the coming quarter.

Gold production is expected to decrease slightly in the March quarter as a result of the depletion of the higher grade fresh ore B4 surface stockpile. The African Mining Services Contract for mining at Damang over the next five years is currently being finalised.

Australia

St Ives

		December 2005	September 2005
Gold produced	- 000'ozs	**125.9**	119.8
Yield - Heap leach	- g/t	**0.5**	0.5
Yield - Milling	- g/t	**3.2**	3.1
Total cash costs	- A$/oz	**431**	415
	- US$/oz	**322**	316

Gold production for the quarter was 125,900 ounces, 5 per cent up from last quarter's 119,800 ounces. This increase was due to higher treatment volumes through the Lefroy mill and higher grade ore from the open pit and underground operations. The Lefroy mill produced 117,600 ounces for the quarter and the heap leach plant 8,300 ounces, compared with 111,200 ounces and 8,600 ounces respectively in the previous quarter.

Total tons processed during the quarter amounted to 1.71 million, an increase of 4 per cent over the September quarter. The Lefroy plant processed 1.15 million tons, an increase of 3 per cent against the previous quarter as a result of ongoing plant optimisation. Tonnage treated through the heap leach plant increased from 522,000 tons to 562,700 tons as a result of improved plant availability following purchase of the crushing plant from the contractor, Henry Walker Eltin.

The combined head grade processed for both the Lefroy mill and the heap leach pads at 2.6 grams per ton was up slightly against the September quarter's 2.5 grams per ton. Improved performance of the underground mines led to an increase in volume of high grade ore to the Lefroy mill and an increase in yield to 3.2 grams per ton from 3.1 grams per ton in the previous quarter.

Open pit mining operations produced 1.07 million tons of ore during the quarter, down 11 per cent from 1.20 million tons the previous quarter. Open pit ore grade increased to 1.75 grams per ton from 1.64 grams per ton the previous quarter as higher grade ores were accessed in the Mars and Agamemnon open pits. Waste movement increased as a result of the cutback on the Agamemnon pit to access recently discovered extensions to the high grade ore zones. During the quarter 1.74 million BCM's mined of open pit ore and waste were mined at an average strip ratio of 3.51, compared with 1.43 million BCM's at an average strip ratio of 2.64 in the September quarter.

Operating performance of the underground operations improved over the previous quarter producing 441,500 tons of ore at 4.8 grams per ton compared with 427,600 tons of ore at 4.5 grams per ton in the September quarter. At the Leviathan underground mine both volume and grade improved over the previous quarter as stoping on the Conqueror deposit continued to ramp up. In addition, the stability issues around the relatively higher grade East Repulse stopes that impaired the previous quarter results were better managed in the December quarter. Argo underground mine production was consistent quarter on quarter.

Operating costs increased from A$49 million (R244 million) to A$55 million (R267 million) reflecting higher open pit mining waste volumes and higher ore tons processed, as well as an additional A$0.8 million (R4 million) due to unbudgeted maintenance and repair costs during the plant shutdown in December, which was extended by 10 hours to complete these repairs. In addition, the lower September quarter operating costs included an A$3 million (R15 million) credit for power charges, reflecting settlement of a long running claim. Royalties calculated at 10 per cent on the average quarterly gold price above A$600 per ounce was payable during the quarter and amounted to R3 million (A$0.6 million). Total cash costs increased from A$415 per ounce (US$316 million per ounce) in the September quarter to A$431 per ounce (US$322 million per ounce).

Operating profit at A$28 million (R137 million) was up on the A$19 million (R94 million) achieved in the September quarter. This was due to higher revenues resulting from higher gold production and a higher gold price in Australian dollar terms.

Capital expenditure for the December quarter amounted to A$18 million (R86 million) up slightly from A$16 million (R81 million) the previous quarter. The increase in capital expenditure reflects an increase in waste stripping for open pit mining plus additional exploration expenses. Capital expenditure will increase slightly in the coming quarters in line with increased waste stripping activity in the open pits.

Gold production and cash costs in the March quarter are expected to at least match the December quarter.

Agnew

		December 2005	September 2005
Gold produced	- 000'ozs	**55.1**	62.0
Yield	- g/t	**5.2**	5.9
Total cash costs	- A$/oz	**351**	303
	- US$/oz	**262**	230

Gold production at Agnew decreased 11 per cent to 55,100 ounces in the December quarter compared with 62,000 ounces in the September quarter. This was driven by a 9 per cent reduction in ore grade from Kim lode at the Waroonga underground mine. In addition, open pit head grade decreased to 1.96 grams from 2.50 grams per ton as a result of mining in lower grade zones.

Ore production from the Waroonga underground complex (Kim and Main Lodes) decreased 9 per cent to 107,500 tons at a grade of 11.8 grams per ton from 117,300 tons at a grade of 12.9 grams per ton in the September quarter. This resulted in gold production decreasing to 40,000 ounces from 45,000 ounces in the September quarter. Productivity during the quarter was impacted by increased support requirements as the deeper elevations of the mine are developed. A mining method and support regime modification is planned at Kim South for the March quarter and is expected to optimise productivity going forward.

Volume moved at the Songvang open pit was down compared with the previous quarter. Total BCM movement for the December quarter was 1,405,800, a reduction of 9 per cent on the September quarter figure of 1,555,800 BCM. This was driven by reduced waste movement reflected by the strip ratio dropping to 14.8 from 16.1. Ore mined from the pit totalled 250,500 tons at a head grade of 2.0 grams per ton compared with the September quarter's 248,900 tons at a head grade of 2.5 grams per ton.

Operating costs decreased slightly from A$20 million (R99 million) in the September quarter to A$19.8 million (R97 million) in the December quarter reflecting the lower production but offset somewhat by increased unit mining costs at the Songvang open pit due to increased ore hardness and mining depth.

Total cash costs increased from A$303 per ounce (US$230 per ounce) in the September quarter to A$351 per ounce (US$262 per ounce) in the December quarter. The increase was as a result of the decrease in gold production coupled with an increase in processing costs and unit mining costs at Songvang as the pit deepens and harder ores are encountered.

Agnew's operating profit decreased from A$17 million (R83 million) in the September quarter to A$16 million (R79 million) in the December quarter, reflecting the decrease in production.

Capital expenditure increased from A$6 million (R30 million) to A$7 million (R33 million) in the December quarter due to an increase in the development costs at the Waroonga underground mine.

Gold production is expected to decrease slightly and cash costs increase in the March quarter as the high grade ore body at Kim is supplemented with lower grade Main Lode ore.

Quarter ended 31 December 2005 compared with quarter ended 31 December 2004 restated

Attributable gold production in the December 2005 quarter was similar at 1,040,000 ounces when compared with 1,048,000 ounces in the December 2004 quarter. Production at the South African operations decreased from 726,000 ounces to 698,000 ounces produed mainly at Kloof due to lower underground grades and volumes. At the international operations, gold production increased from 322,000 ounces to 342,000 ounces, the majority of this increase is due to the commissioning of the new Lefroy mill at St Ives late December 2004 when comparing the two quarters.

Revenue increased 18 per cent in rand terms (increased 11 per cent in US dollar terms) from R2,945 million (US$480 million) to R3,479 million (US$534 million).

This increase in revenue was due to the increase in the average gold price which increased 19 per cent from R84,872 per kilogram (US$431 per ounce) in the December

2004 quarter to R101,184 per kilogram (US$482 per ounce) in the December 2005 quarter.

Group operating costs in rand terms increased 9 per cent to R2,542 million (US$390 million). At the South African operations operating costs increased 3 per cent from R1,687 million (US$275 million) to R1,732 million (US$266 million) with cost reduction initiatives partially offsetting the 6.5 per cent wage increase during the year. The increase in operating costs at the international operations amounted to 7 per cent, to R786 million (US$121 million). The main reason for this increase was the increased production at St Ives due to the commissioning of the new mill, significant increases in diesel, steel and reagents over the past year and increased cost of maintaining the owner mining fleet at Tarkwa, as well as normal inflationary pressures.

Operating profit at R958 million (US$147 million) for the December 2005 quarter compares with R637 million (US$103 million) for the December 2004 quarter.

Profit before tax amounted to R500 million (US$77 million) compared with R239 million (US$39 million) in the December 2004 quarter. This increase was mainly due to the increase in operating profit.

Earnings increased from R67 million (US$11 million) in the December 2004 quarter to R262 million (US$40 million) in the December 2005 quarter. Earnings excluding gains on financial instruments, foreign debt and exceptional items increased from R87 million (US$14 million) in the December 2004 quarter to R275 million (US$42 million) this quarter.

Capital and development projects

Bolivar

On 12 January 2006, both the shareholders and warrant/option holders of Bolivar Gold Corp. voted overwhelmingly in favour of the plan of arrangement through which Gold Fields proposes to acquire Bolivar.

76.7 per cent of shares and 82.1 per cent of warrants/options represented and voting at the meeting were voted in favour of the transaction, with the only significant dissenting shareholder being Scion Capital LLC, which owns approximately 19.9 per cent of the shares of Bolivar. 96.1 per cent of all outstanding shares and 81.0 per cent of all outstanding warrants were represented at the meeting.

The next step in the plan of arrangement process is for the Supreme Court of the Yukon Territory of Canada to consider the fairness of the transaction, which initial hearing was scheduled for 19 January 2006. However, due to the fact that Scion has filed an oppression claim against Bolivar, its senior officers and non-independent directors, as well as Gold Fields, the court stated that the fairness hearing and oppression claim should be heard together, such hearing to be heard from 7 to 10 February 2006, If court approval is obtained, the transaction is expected to close shortly thereafter. In addition, Scion has filed an application with the Ontario Superior Court of Justice alleging that Gold Fields has contravened certain provisions of the Ontario securities Act. Gold Fields will vigorously defend such application, which is due to be heard on 2 February 2006.

Cerro Corona

During December 2005 the Environmental Impact Assessment for the Cerro Corona Project was approved by the Peruvian Government. Pursuant to this approval, the acquisition was completed in the middle of January 2006.

Completion of this acquisition means that Gold Fields now owns 92 per cent of the voting interest (80.72 per cent of the economic interest) for a consideration of US$40.36 million in Sociedad Minera La Cima, which owns the Cerro Corona Project and other mineral properties in the Cajamarca district.

The Project involves the development of a 91 million tons gold / copper porphyry deposit at a capital cost of US$277 million. The project is expected to produce approximately 2.3 million ounces of gold and 412,000 tons of copper over its 15 year life, averaging some 300,000 ounces per year of gold equivalent. Life of mine total cash costs, on a gold equivalent basis, are estimated at some US$250 per ounce.

Construction of the Project is expected to commence in February 2006, leading to first production towards the end of calendar 2007.

On site activities during the quarter were largely focused on infrastructure development including water wells and the construction camp. Local community based contractors continue to provide a wide range of services to the project, most significantly the construction of the project site perimeter wall.

Hatch, the EP contractor continues to advance the process plant and detailed engineering work, while Knight Piésold is finalizing the tailings/mine overburden disposal facility design. Hatch has also placed orders for the crushing and process plant equipment with long-lead times to assure timely deliveries of critical path items, while parts of the mining fleet were shipped from the United States in December.

Exploration and corporate development

Gold Fields continued its exploration programme with drilling on seven projects during the quarter. In addition, one project was relinquished and an agreement was reached with North American Palladium (TSE: "PDL") on an option agreement on the Arctic Platinum Project in northern Finland.

At the Essakan project in Burkina Faso, Gold Fields, together with joint venture partner Orezone Resources Inc. (TSX: "ORZ"), continues to drill the Essakan Main Zone ("EMZ") and completed the majority of the pre-feasibility study during the quarter. While the pre-feasibility work confirmed that developing a mine in this environment was viable from an operational, infrastructural and social perspective, reportable economic evaluations could not be finalised due to the delay in completion of the final resource model. In September it was reported that completion of the resource model had been delayed pending resolution of certain geological and assay quality issues associated with coarse particulate gold. A number of initiatives are underway to optimize the economics of the project including continued drilling to add resources in the EMZ, development scenarios to reduce capital costs, and alternative assaying techniques to more accurately measure coarse particulate gold which may be underestimated by the current methodology. At this stage it appears that resolution of the latter issue, the most critical in producing a bankable resource model, may require re-assaying of a large number of drillhole intersections which is only expected to be completed in the first quarter of financial 2007. Gold Fields is managing the ongoing feasibility study while Orezone will manage the exploration of a number of regional targets around the EMZ.

Field work commenced at the 85 per cent Telikan in Guinea and the option on the 68 per cent Mansounia projects was relinquished to the vendor Afminex. The agreement with Glencar Mining plc (AIM: "GCM") on their 85 per cent Sankarani project in south-western Mali nears completion with field work scheduled to begin shortly. At the 80 per cent owned Kisenge project in the southern DRC, positive drilling results were received on the 50 hole, 3,000 meter RC drill program. These include; 37m @ 2.2 grams per ton, 55m @ 2.31 grams per ton, 42m @ 2.63 grams per ton, 14m @ 1.69 grams per ton, 10m @ 1.49 grams per ton and 20m @ 1.09 grams per ton. Considering that the programme comprised drilling on wide spaced sections over 3 kilometres of strike, the results are considered to be very encouraging and will be followed up with additional drilling.

At the Central Victoria project in Australia, drilling was completed on the 3.2 kilometre mineralized horizon on Gold Fields 100 per cent-owned Lockington tenement. Aircore and follow-up diamond drilling was completed during the quarter and continues into the March quarter. Our joint venture with Geoinformatics Exploration Inc. (TSX-V: "GXL") in New South Wales continued during the quarter with prospect ranking and the relinquishment of several tenements. In China, field work continues on the Fujian JV with partners Zijin Mining (HKSE: "2899") including geologic mapping and stream sediment sampling of the Fujian epithermal belt and in the Heilongjiang province with local state owned partners SMEI.

Comaplex Minerals Corp (TSX: "CMF"), a Canadian company that is developing the Meliadine West project in the Nunavut Territory in which Gold Fields owns a 19.8 per cent interest, completed 15,800 metre drilling program. Gold Fields provided technical assistance to Comaplex during this program. GoldQuest Mining Corporation (TSX Venture: "GQC") in which Gold Fields has a 9.75 per cent interest has reported encouraging trench results from its Las Tres Palmas prospect in Dominican Republic and completed and reported on a drill program at its Cerro Dorado prospect. During the quarter, Committee Bay Resources (TSX: "CBR") completed field work on the Committee Bay project. They have expended approximately $9.0 million toward their $10 million spending requirement before GFI makes its election to participate in this project or sell its 55 per cent interest for 7.0 million shares in CBR. This decision will be made during the March quarter. CMQ Resources Inc. (TSX Venture: "CMQ") in which Gold Fields has a 9.7 per cent interest, has completed an 8,092 metre drilling project on their Nevada properties without encountering any meaningful gold grades.

In a joint venture with Peruvian miner Buenaventura (NYSE: "BVN") surrounding the 80 pe r cent Cerro Corona prospect, drilling continued during the quarter. Gold Fields is very positive on the exploration potential of the greater Cerro Corona district and is looking forward to further developments with BVN in this region.

Implications of adopting IFRS 2, share-based payments

IFRS 2, Share-based payments becomes effective for Gold Fields for the financial year ending 30 June 2006. In terms of the IFRS, Gold Fields now recognises the cost of share options (share-based payments) from 1 July 2005. IFRS 2 requires that all options granted after 7 November 2002, but not vested by 1 July 2005 be accounted for.

Gold Fields' has adopted an appropriate valuation model to fair value the employee share options. The value of the share options has been determined as of the grant date of the options and has been expensed on a straight line basis over the vesting period. Based on this model, the following costs for the financial years ending after 7 November 2002 have been accounted for as follows:

F2003   R5.2 million (US$0.8 million)
        (against opening retained earnings)

F2004   R32.6 million (US$5.2 million)
        (against opening retained earnings)

F2005   R52.0 million (US$8.4 million)
        (restatement of F2005 comparatives)

F2006   R31.2 million (US$4.8 million)
        (current year - September 2005 and
        December quarters only)

The corresponding entry for the above adjustments was shareholders' equity within the share-based payment reserve. The effect on opening shareholders' equity is nil.

The financial 2005 annual net earnings of R180 million (US$29 million) have been restated to R128 million (US$21 million), the difference being the share based costs for that year. This cost of R52 million (US$8 million) has been spread equally over the relevant quarters in financial 2005 (June 2005 quarter: R13 million (US$2 million) and September 2004 quarter: R13 million (US$2 million)). These costs are included in other expenses. Earnings per share, headline earnings, headline earnings per share and diluted earnings per share have also been restated.

Dividend

In line with the Company's policy of paying out 50 per cent of its earnings, subject to investment opportunities, an interim dividend has been declared payable to shareholders as follows:

- Interim dividend number 64:

                    40 SA cents per share

- Last date to trade cum-dividend:

                    Friday, 10 February 2006

- Sterling & US dollar conversion date:

                    Monday, 13 February 2006

- Trading commences ex-dividend:

                    Monday, 13 February 2006

- Record date:

                    Friday, 17 February 2006

- Payment date:

                    Monday, 20 February 2006

Share certificates may not be dematerialised or rematerialised between Monday, 13 February 2006 and Friday, 17 February 2006, both dates inclusive.

Restated total cash costs – Peer comparison

In order to compare total cash costs with our peer reporting gold companies, a schedule is included below our normal Total cash cost calculation on page 16 to show the effect of capitalising ore reserve development costs.

Off reef development costs and a portion of direct shaft overheads are capitalised in this pro-forma calculation. Users of this calculation should bear in mind that this methodology would, should it be adopted, result in higher capital expenditure and amortisation.

Outlook

In the March quarter gold production at the South African operations will decrease, mainly at Kloof due to lower volumes, but this should be offset by an increase at the international operations. Gold production for the Group in the March quarter is thus expected to be similar to the current quarter. Cash costs should therefore also be similar.

Basis of accounting

The unaudited results for the quarter and six months have been prepared on the International Financial Reporting Standards (IFRS) basis. The detailed financial, operational and development results for the December 2005 quarter are submitted in this report.

These consolidated quarterly statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of this report are consistent with those applied in the previous year-end, except for the adoption of IFRS 2 – share based payments and the adoption of the revised international accounting standards forthcoming from the IAS improvements project and new IFRS issued by the International Accounting Standards Board.

I.D. Cockerill
Chief Executive Officer
26 January 2006

Income statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand	Quarter			Six months to	
	December 2005	September 2005	Restated December 2004	**December 2005**	Restated December 2004
Revenue	**3,478.8**	3,022.5	2,945.5	**6,501.3**	5,650.3
Operating costs	**2,541.7**	2,457.3	2,341.2	**4,999.0**	4,677.1
Gold inventory change	**(20.6)**	10.9	(32.5)	**(9.7)**	(119.6)
Operating profit	**957.7**	554.3	636.8	**1,512.0**	1,092.8
Amortisation and depreciation	**375.6**	353.4	379.1	**729.0**	749.8
Net operating profit	**582.1**	200.9	257.7	**783.0**	343.0
Finance income/(cost)	**17.8**	(0.1)	20.4	**17.7**	52.7
- Net interest received	**16.8**	0.8	15.5	**17.6**	31.8
- Gain/(loss) on foreign debt, net of cash	**1.0**	(0.9)	4.9	**0.1**	20.9
(Loss)/gain on financial instruments	**(18.8)**	(8.8)	146.7	**(27.6)**	298.4
Other expenses	**(29.0)**	(18.8)	(36.9)	**(47.8)**	(54.4)
Exploration	**(54.1)**	(66.2)	(39.1)	**(120.3)**	(94.0)
Profit before tax and exceptional items	**498.0**	107.0	348.8	**605.0**	545.7
Exceptional gain/(loss)	**1.8**	2.7	(109.4)	**4.5**	(109.4)
Profit before taxation	**499.8**	109.7	239.4	**609.5**	436.3
Mining and income taxation	**200.2**	45.0	134.5	**245.2**	220.4
- Normal taxation	**121.2**	74.0	78.4	**195.2**	141.7
- Deferred taxation	**79.0**	(29.0)	56.1	**50.0**	78.7
Net profit	**299.6**	64.7	104.9	**364.3**	215.9
Attributable to:					
- Ordinary shareholders	**262.0**	39.2	67.3	**301.2**	156.4
- Minority shareholders	**37.6**	25.5	37.6	**63.1**	59.5
Exceptional items:					
Profit on sale of investments	**-**	1.8	38.9	**1.8**	38.9
Harmony hostile bid costs	**-**	-	(82.9)	**-**	(82.9)
IAMGold transaction costs	**-**	-	(64.8)	**-**	(64.8)
Other	**1.8**	0.9	(0.6)	**2.7**	(0.6)
Total exceptional items	**1.8**	2.7	(109.4)	**4.5**	(109.4)
Taxation	**(0.6)**	(0.6)	(3.8)	**(1.2)**	(3.8)
Net exceptional items after tax and minorities	**1.2**	2.1	(113.2)	**3.3**	(113.2)
Net earnings	**262.0**	39.2	67.3	**301.2**	156.4
Net earnings per share (cents)	**53**	8	13	**61**	31
Diluted earnings per share (cents)	**53**	8	13	**61**	30
Headline earnings	**260.7**	36.2	32.2	**296.9**	121.3
Headline earnings per share (cents)	**53**	7	6	**60**	24
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items	**274.7**	43.7	87.3	**318.4**	68.8
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)	**56**	9	17	**65**	13
Gold sold – managed kg	**34,381**	32,972	34,705	**67,353**	67,765
Gold price received R/kg	**101,184**	91,669	84,872	**96,526**	83,381
Total cash costs R/kg	**71,659**	72,768	64,921	**72,202**	65,700

Income statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

United States Dollars	Quarter			Six months to	
	December 2005	September 2005	Restated December 2004	**December 2005**	Restated December 2004
Revenue	**533.5**	463.6	480.2	**997.1**	905.5
Operating costs	**389.8**	376.9	382.2	**766.7**	749.5
Gold inventory change	**(3.2)**	1.7	(5.5)	**(1.5)**	(19.2)
Operating profit	**146.9**	85.0	103.5	**231.9**	175.2
Amortisation and depreciation	**57.6**	54.2	61.9	**111.8**	120.2
Net operating profit	**89.3**	30.8	41.6	**120.1**	55.0
Finance income/(cost)	**2.7**	-	3.3	**2.7**	8.4
- Net interest received	**2.6**	0.1	2.5	**2.7**	5.1
- Gain/(loss) on foreign debt, net of cash	**0.1**	(0.1)	0.8	**-**	3.3
(Loss)/gain on financial instruments	**(2.9)**	(1.3)	23.9	**(4.2)**	47.8
Other expenses	**(4.4)**	(2.9)	(5.9)	**(7.3)**	(8.8)
Exploration	**(8.3)**	(10.2)	(6.5)	**(18.5)**	(15.1)
Profit before tax and exceptional items	**76.4**	16.4	56.4	**92.8**	87.3
Exceptional gain/(loss)	**0.3**	0.4	(17.5)	**0.7**	(17.5)
Profit before taxation	**76.7**	16.8	38.9	**93.5**	69.8
Mining and income taxation	**30.7**	6.9	21.7	**37.6**	35.3
- Normal taxation	**18.6**	11.3	12.7	**29.9**	22.7
- Deferred taxation	**12.1**	(4.4)	9.0	**7.7**	12.6
Net profit	**46.0**	9.9	17.2	**55.9**	34.5
Attributable to:					
- Ordinary shareholders	**40.2**	6.0	11.1	**46.2**	25.0
- Minority shareholders	**5.8**	3.9	6.1	**9.7**	9.5
Exceptional items:					
Profit on sale of investments	**-**	0.3	6.2	**0.3**	**6.2**
Harmony hostile bid costs	**-**	-	(13.3)	**-**	**(13.3)**
IAMGold transaction costs	**-**	-	(10.4)	**-**	(10.4)
Other	**0.3**	0.1	-	**0.4**	-
Total exceptional items	**0.3**	0.4	(17.5)	**0.7**	(17.5)
Taxation	**(0.1)**	(0.1)	(0.6)	**(0.2)**	(0.6)
Net exceptional items after tax and minorities	**0.2**	0.3	(18.1)	**0.5**	(18.1)
Net earnings	**40.2**	6.0	11.1	**46.2**	25.0
Net earnings per share (cents)	**8**	1	2	**9**	5
Diluted earnings per share (cents)	**8**	1	2	**9**	5
Headline earnings	**39.9**	5.6	5.5	**45.5**	19.4
Headline earnings per share (cents)	**8**	1	1	**9**	4
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items	**42.1**	6.7	14.1	**48.8**	11.0
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)	**9**	1	2	**10**	2
South African rand/United States dollar conversion rate	**6.53**	6.52	6.12	**6.52**	6.24
South African rand/Australian dollar conversion rate	**4.88**	4.96	4.60	**4.92**	4.55
Gold sold – managed	ozs (000)	**1,105**	1,060	1,116	**2,165**	2,179
Gold price received	$/oz	**482**	437	431	**460**	416
Total cash costs	$/oz	**341**	347	330	**344**	327

Balance sheet
International Financial Reporting Standards Basis

Figures are in millions otherwise stated

	South African Rand		United States Dollars	
	December 2005	Restated June 2005	**December 2005**	Restated June 2005
Property, plant and equipment	**16,495.3**	16,959.5	**2,589.5**	2,531.3
Non-current assets	**409.7**	389.0	**64.3**	58.1
Investments	**1,350.1**	992.8	**211.9**	148.2
Current assets	**5,226.2**	5,656.1	**820.4**	844.2
- Other current assets	**2,289.0**	2,281.1	**359.3**	340.5
- Cash and deposits	**2,937.2**	3,375.0	**461.1**	503.7
Total assets	**23,481.3**	23,997.4	**3,686.1**	3,581.8
Shareholders' equity	**16,299.2**	16,534.1	**2,558.7**	2,467.8
Deferred taxation	**3,249.8**	3,249.8	**510.2**	485.0
Long-term loans	**1,020.4**	1,176.0	**160.2**	175.5
Environmental rehabilitation provisions	**894.4**	905.8	**140.4**	135.2
Post-retirement health care provisions	**23.2**	24.1	**3.6**	3.6
Current liabilities	**1,994.3**	2,107.6	**313.0**	314.7
- Other current liabilities	**1,691.2**	1,820.1	**265.4**	271.8
- Current portion of long-term loans	**303.1**	287.5	**47.6**	42.9
Total equity and liabilities	**23,481.3**	23,997.4	**3,686.1**	3,581.8
South African rand/US dollar conversion rate			**6.37**	6.70
South African rand/Australian dollar conversion rate			**4.36**	5.15

Condensed statement of changes in equity
International Financial Reporting Standards Basis
Figures are in millions otherwise stated

	South African Rand		United States Dollars	
	December 2005	Restated December 2004	**December 2005**	Restated December 2004
Balance as at the beginning of the financial year	**16,534.1**	14,949.3	**2,467.8**	2,372.9
Minority shareholders interest now reflected in shareholders equity	**-**	662.9	**-**	105.2
Restated balance at the beginning of the financial year	**16,534.1**	15,612.2	**2,467.8**	2,478.1
Currency translation adjustment and other	**(607.6)**	(457.6)	**33.1**	173.5
Issue of share capital	**0.6**	0.3	**0.1**	-
Increase of share premium	**5.8**	15.0	**0.9**	2.4
Marked to market valuation of listed investments and instruments	**234.2**	(11.2)	**35.9**	(1.8)
Dividends	**(196.8)**	(196.7)	**(29.4)**	(29.4)
Increase in share based payment reserve	**31.2**	26.0	**4.9**	4.2
Net profit attributable to ordinary shareholders	**301.2**	156.4	**46.2**	25.0
Net profit attributable to minority shareholders	**63.1**	59.5	**9.7**	9.5
(Decrease)/increase in minorities	**(66.6)**	47.8	**(10.5)**	14.2
Balance as at the end of December	**16,299.2**	15,251.7	**2,558.7**	2,675.7

Reconciliation of headline earnings with net earnings
Figures are in millions otherwise stated

	South African Rand			United States Dollars		
	December 2005	September 2005	December 2004	**December 2005**	September 2005	December 2004
Net earnings	**262.0**	39.2	67.3	**40.2**	6.0	11.1
Profit on sale of investments	**-**	(1.8)	(38.9)	**-**	(0.3)	(6.4)
Taxation effect of profit on sale of investments	**-**	0.3	4.0	**-**	-	0.8
Asset sales and other after tax adjustments	**(1.3)**	(1.5)	(0.2)	**(0.3)**	(0.1)	-
Headline earnings	**260.7**	36.2	32.2	**39.9**	5.6	5.5
Headline earnings per share – cents	**53**	7	6	**8**	1	1
Based on headline earnings as given above divided by 492,600,779 (September 2005 - 491,515,569 and December 2004 - 491,907,010) being the weighted average number of ordinary shares in issue						

Cash flow statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand	Quarter			Six months to	
	December 2005	September 2005	Restated December 2004	December 2005	Restated December 2004
Cash flow from operating activities	**556.5**	302.8	233.4	**859.3**	431.0
Profit before tax and exceptional items	**498.0**	107.0	348.8	**605.0**	545.7
Exceptional items	**1.8**	2.7	(109.4)	**4.5**	(109.4)
Amortisation and depreciation	**375.6**	353.4	379.1	**729.0**	749.8
Change in working capital	**(266.4)**	(120.4)	(162.4)	**(386.8)**	(345.3)
Taxation paid	**(57.1)**	(77.7)	(69.3)	**(134.8)**	(120.7)
Other non-cash items	**4.6**	37.8	(153.4)	**42.4**	(289.1)
Dividends paid	**-**	(196.8)	-	**(196.8)**	(261.0)
Ordinary shareholders	**-**	(196.8)	-	**(196.8)**	(196.7)
Minority shareholders in subsidiaries	**-**	-	-	**-**	(64.3)
Cash utilised in investing activities	**(429.4)**	(330.6)	(425.4)	**(760.0)**	(1,201.3)
Capital expenditure – additions	**(401.6)**	(325.2)	(527.6)	**(726.8)**	(1,282.3)
Capital expenditure – proceeds on disposal	**3.6**	4.2	37.1	**7.8**	40.1
Purchase of investments	**(26.8)**	(12.1)	(20.7)	**(38.9)**	(41.5)
Proceeds on the disposal of investments	**-**	8.4	88.4	**8.4**	90.6
Environmental and post-retirement health care payments	**(4.6)**	(5.9)	(2.6)	**(10.5)**	(8.2)
Cash flow from financing activities	**6.4**	(206.6)	24.9	**(200.2)**	69.0
Loans received	**-**	-	16.8	**-**	16.8
Loans repaid	**-**	(140.0)	-	**(140.0)**	(74.0)
Minority shareholder's loan received	**(66.6)**	-	-	**(66.6)**	110.9
Shares issued	**73.0**	(66.6)	8.1	**6.4**	15.3
Net cash inflow/(outflow)	**133.5**	(431.2)	(167.1)	**(297.7)**	(962.3)
Translation adjustment	**4.1**	(144.2)	(264.1)	**(140.1)**	(194.7)
Cash at beginning of period	**2,799.6**	3,375.0	3,408.7	**3,375.0**	4,134.5
Cash at end of period	**2,937.2**	2,799.6	2,977.5	**2,937.2**	2,977.5

United States Dollars	Quarter			Six months to	
	December 2005	September 2005	Restated December 2004	December 2005	Restated December 2004
Cash flow from operating activities	**89.8**	47.0	40.4	**136.8**	71.0
Profit before tax and exceptional items	**76.4**	16.4	56.4	**92.8**	87.3
Exceptional items	**0.3**	0.4	(17.5)	**0.7**	(17.5)
Amortisation and depreciation	**57.6**	54.2	61.9	**111.8**	120.2
Change in working capital	**(40.8)**	(18.5)	(26.5)	**(59.3)**	(55.3)
Taxation paid	**(4.4)**	(11.3)	(8.9)	**(15.7)**	(17.5)
Other non-cash items	**0.7**	5.8	(25.0)	**6.5**	(46.2)
Dividends paid	**-**	(29.4)	-	**(29.4)**	(39.5)
Ordinary shareholders	**-**	(29.4)	-	**(29.4)**	(29.4)
Minority shareholders in subsidiaries	**-**	-	-	**-**	(10.1)
Cash utilised in investing activities	**(65.8)**	(50.8)	(70.5)	**(116.6)**	(192.6)
Capital expenditure – additions	**(61.6)**	(49.9)	(86.8)	**(111.5)**	(205.5)
Capital expenditure – proceeds on disposal	**0.6**	0.6	5.9	**1.2**	6.4
Purchase of investments	**(4.1)**	(1.9)	(3.4)	**(6.0)**	(6.7)
Proceeds on the disposal of investments	**-**	1.3	14.2	**1.3**	14.5
Environmental and post-retirement health care payments	**(0.7)**	(0.9)	(0.4)	**(1.6)**	(1.3)
Cash flow from financing activities	**0.7**	(31.7)	4.1	**(31.0)**	10.7
Loans received	**-**	-	2.7	**-**	2.7
Loans repaid	**-**	(21.5)	-	**(21.5)**	(11.6)
Minority shareholder's loan received	**(10.5)**	-	-	**(10.5)**	17.1
Shares issued	**11.2**	(10.2)	1.4	**1.0**	2.5
Net cash inflow/(outflow)	**24.7**	(64.9)	(26.0)	**(40.2)**	(150.4)
Translation adjustment	**(5.9)**	3.5	24.0	**(2.4)**	16.5
Cash at beginning of period	**442.3**	503.7	524.4	**503.7**	656.3
Cash at end of period	**461.1**	442.3	522.4	**461.1**	522.4

Hedging / Derivatives
Policy

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure,
- for specific debt servicing requirements, and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Gold Fields has various currency and interest rate financial instruments - those remaining are described in the schedule. It has been decided not to account for these instruments under the hedge accounting rules of IAS 39 and accordingly the positions have been marked to market.

Position at end of December 2005

On 7 January 2004, Gold Fields Australia closed out its Australian dollar/United States dollar currency financial instruments. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/A$. These transactions locked in gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions. An amount of US$102.8 million had already been accounted for up until the end of December 2003. In addition, in order that the Group was able to participate in further Australian dollar appreciation, a strip of quarterly maturing Australian dollar/US dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match those of the original structure. The Australian dollar call options resulted in a premium of US$8.3 million. The payment of the premium will be effected so as to match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/A$.

Subsequent to this, on 7 May 2004, the future US dollar values were fixed in Australian dollars to take advantage of the weakened Australian dollar against the US dollar at that time. The original value of the future cash flows was US$107.4 million or A$140.0 million at 0.7670 US$/A$, the rate at the time of the original transaction. The value fixed in Australian dollars amounted to A$147 million, based on the spot rate on 7 May 2004 of 0.7158 US$/A$. The balance of A$64.7 million not yet realised in cash is detailed below:

Payment value dates	Future cash flows - A$ million
30 December 2005	13.6
31 March 2006	13.3
30 June 2006	12.9
29 September 2006	12.6
29 December 2006	12.3
TOTAL	64.7

The balance of the unmatured call options purchased at a total cost of US$8.3 million, are detailed below:

US Dollars / Australian Dollars call options			
Year ended 30 June	2006	2007	TOTAL
Australian dollar call options:			
Amount (US dollars) - 000's	50,000	75,000	125,000
Average strike price - (US$/A$)	0.7670	0.7670	0.7670

The marked to market value of all transactions making up the positions in the above table was a positive US$0.9 million. This was based on an exchange rate of A$/US$ 0.7331. The value was based on the prevailing interest rates and volatilities at the time.

US Dollars / Rand forward purchases			
Year ended 30 June	2006	2007	TOTAL
Forward purchases:			
Amount (US Dollars) - 000's	30,000	-	30,000
Average rate - (ZAR/US$)	6.5522	-	6.5522

The marked to market value of all transactions making up the positions in the above table was a negative R2.7 million (US$0.5 million). The value was based on an exchange rate of ZAR/US$6.37 and the prevailing interest rates and volatilities at the time.

Rand forward purchases of US$30 million matured on 1 December 2005 and was extended to mature on 5 June 2006 resulting in a cash outflow of R14.3 million.

International Petroleum Exchange (IPE) Gasoil call options			
Gold Fields Ghana purchased a one year Asian style (average monthly price) call option at the spot price ruling on that day of US$0.42 per litre (approximately US$500 per metric ton) in respect of 51.6 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of US$1.66 million, paid upfront, at a strike price of US$0.45 per litre. During the quarter options expired resulting in a cash inflow of US$0.5 million. The balance of the unexpired options are given below.			
Year ended 30 June	2006	2007	TOTAL
Forward purchases:			
Amount (litres) - 000's	25,800	-	25,800
Strike price - US$/litre	0.45	-	0.45

Conversion factor from US dollar per metric ton to US dollar cents per litre = 1,185 i.e. US$/litre 0.45 equates to US$533 per metric ton.

The marked to market value of all transactions making up the position above was a positive US$0.7 million. The value was based on an IPE Gasoil price of US$0.4327 per litre (US$513 per metric ton). The value was based on the prevailing interest rates and volatilities at the time.

Total cash costs
Gold Institute Industry Standard

All figures are in Rand millions unless otherwise stated

		Total Mine Operations	South African Operations				International Operations				
			Total	Driefontein	Kloof	Beatrix	Total	Ghana		Australia #	
								Tarkwa	Damang	St Ives	Agnew
Operating costs [1]	December 2005	2,541.7	1,732.1	674.6	648.3	409.2	809.6	322.3	123.3	267.2	96.8
	September 2005	2,457.3	1,671.6	656.0	624.7	390.9	785.7	318.2	124.1	244.3	99.1
	Financial year to date	4,999.0	3,403.7	1,330.6	1,273.0	800.1	1,595.3	640.5	247.4	511.5	195.9
Gold-in-process and	December 2005	(14.5)	-	-	-	-	(14.5)	(14.2)	4.2	(4.2)	(0.3)
inventory change*	September 2005	11.5	-	-	-	-	11.5	(2.8)	13.4	3.8	(2.9)
	Financial year to date	(3.0)	-	-	-	-	(3.0)	(17.0)	17.6	(0.4)	(3.2)
Less: Rehabilitation costs	December 2005	9.7	9.4	2.8	4.1	2.5	0.3	0.3	-	-	-
	September 2005	9.8	9.4	2.8	4.1	2.5	0.4	0.4	-	-	-
	Financial year to date	19.5	18.8	5.6	8.2	5.0	0.7	0.7	-	-	-
Production taxes	December 2005	8.3	8.3	3.7	3.7	0.9	-	-	-	-	-
	September 2005	8.8	8.8	4.1	3.8	0.9	-	-	-	-	-
	Financial year to date	17.1	17.1	7.8	7.5	1.8	-	-	-	-	-
General and admin	December 2005	89.7	55.1	22.8	20.6	11.7	34.6	16.4	3.1	8.7	6.4
	September 2005	92.1	56.8	23.3	20.9	12.6	35.3	15.7	2.9	9.3	7.4
	Financial year to date	181.8	111.9	46.1	41.5	24.3	69.9	32.1	6.0	18.0	13.8
Cash operating costs	December 2005	2,419.5	1,659.3	645.3	619.9	394.1	760.2	291.4	124.4	254.3	90.1
	September 2005	2,358.1	1,596.6	625.8	595.9	374.9	761.5	299.3	134.6	238.8	88.8
	Financial year to date	4,777.6	3,255.9	1,271.1	1,215.8	769.0	1,521.7	590.7	259.0	493.1	178.9
Plus: Production taxes	December 2005	8.3	8.3	3.7	3.7	0.9	-	-	-	-	-
	September 2005	8.8	8.8	4.1	3.8	0.9	-	-	-	-	-
	Financial year to date	17.1	17.1	7.8	7.5	1.8	-	-	-	-	-
Royalties	December 2005	35.9	-	-	-	-	35.9	15.7	5.2	10.6	4.4
	September 2005	32.4	-	-	-	-	32.4	14.9	5.2	7.9	4.4
	Financial year to date	68.3	-	-	-	-	68.3	30.6	10.4	18.5	8.8
TOTAL CASH COSTS [2]	December 2005	2,463.7	1,667.6	649.0	623.6	395.0	796.1	307.1	129.6	264.9	94.5
	September 2005	2,399.3	1,605.4	629.9	599.7	375.8	793.9	314.2	139.8	246.7	93.2
	Financial year to date	4,863.0	3,273.0	1,278.9	1,223.3	770.8	1,590.0	621.3	269.4	511.6	187.7
Plus: Amortisation*	December 2005	344.4	159.1	61.5	70.2	27.4	185.3	54.6	5.8	124.9	
	September 2005	327.9	141.2	61.3	58.3	21.6	186.7	60.5	7.2	119.0	
	Financial year to date	672.3	300.3	122.8	128.5	49.0	372.0	115.1	13.0	243.9	
Rehabilitation	December 2005	9.7	9.4	2.8	4.1	2.5	0.3	0.3	-	-	
	September 2005	9.8	9.4	2.8	4.1	2.5	0.4	0.4	-	-	
	Financial year to date	19.5	18.8	5.6	8.2	5.0	0.7	0.7	-	-	
TOTAL PRODUCTION COSTS [3]	December 2005	2,817.8	1,836.1	713.3	697.9	424.9	981.7	362.0	135.4	484.3	
	September 2005	2,737.0	1,756.0	694.0	662.1	399.9	981.0	375.1	147.0	458.9	
	Financial year to date	5,554.8	3,592.1	1,407.3	1,360.0	824.8	1,962.7	737.1	282.4	943.2	
Gold sold – thousand ounces	December 2005	1,105.4	697.6	290.1	252.6	154.9	407.8	166.6	60.2	125.9	55.1
	September 2005	1,060.1	646.8	289.8	218.4	138.6	413.2	174.2	57.2	119.8	62.0
	Financial year to date	2,165.4	1,344.4	579.9	471.0	293.5	821.0	340.8	117.4	245.7	117.2
TOTAL CASH COSTS	December 2005	341	366	343	378	391	299	282	330	322	262
– US$/oz	September 2005	347	381	333	421	416	295	277	375	316	230
	Financial year to date	344	373	338	398	403	297	280	352	319	246
TOTAL PRODUCTION COSTS	December 2005	390	403	377	423	420	369	333	345	410	
- US$/oz	September 2005	396	416	367	465	442	364	330	394	387	
	Financial year to date	393	410	372	443	431	367	332	369	399	

DEFINITIONS

Total cash costs and Total production costs are calculated in accordance with the Gold Institute Industry standard.

[1] Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.

[2] Total cash costs – Operating costs less off-mine costs, including general and administration costs, as detailed in the table above.

[3] Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold in process change.

Average exchange rates are US$1 = R6.53 and US$1 = R6.52 for the December 2005 and September 2005 quarters respectively.

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

TOTAL CASH COSTS EXCLUDING ORE RESERVE DEVELOPMENT COSTS (IN LINE WITH PEER GROUP REPORTING)

		Total Mine Operations	Total	Driefontein	Kloof	Beatrix	Total	Tarkwa	Damang	St Ives	Agnew
TOTAL CASH COSTS [2]	December 2005	2,463.7	1,667.6	649.0	623.6	395.0	796.1	307.1	129.6	264.9	94.5
	September 2005	2,399.3	1,605.4	629.9	599.7	375.8	793.9	314.2	139.8	246.7	93.2
	Financial year to date	4,863.0	3,273.0	1,278.9	1,223.3	770.8	1,590.0	621.3	269.4	511.6	187.7
Less:	December 2005	194.3	194.3	72.1	69.0	53.2	-	-	-	-	-
Ore reserve development costs	September 2005	185.4	185.4	74.0	60.8	50.6	-	-	-	-	-
	Financial year to date	379.7	379.7	146.1	129.8	103.8	-	-	-	-	-
RESTATED TOTAL CASH COSTS	December 2005	2,269.4	1,473.3	576.9	554.6	341.8	796.1	307.1	129.6	264.9	94.5
	September 2005	2,213.9	1,420.0	555.9	538.9	325.2	793.9	314.2	139.8	246.7	93.2
	Financial year to date	4,483.3	2,893.3	1,132.8	1,093.5	667.0	1,590.0	621.3	269.4	511.6	187.7
Gold sold – kilograms	December 2005	34,381	21,697	9,022	7,857	4,818	12,684	5,183	1,871	3,915	1,715
	September 2005	32,972	20,119	9,015	6,792	4,312	12,853	5,418	1,779	3,727	1,929
	Financial year to date	67,353	41,816	18,037	14,649	9,130	25,537	10,601	3,650	7,642	3,644
Gold sold – thousand ounces	December 2005	1,105.4	697.6	290.1	252.6	154.9	407.8	166.6	60.2	125.9	55.1
	September 2005	1,060.1	646.8	289.8	218.4	138.6	413.2	174.2	57.2	119.8	62.0
	Financial year to date	2,165.4	1,344.4	579.9	471.0	293.5	821.0	340.8	117.4	245.7	117.2
RESTATED TOTAL CASH COSTS	December 2005	66,007	67,903	63,944	70,587	70,942	62,764	59,251	69,268	67,663	55,102
- R/kilogram	September 2005	67,145	70,580	61,664	79,343	75,417	61,768	57,992	78,583	66,193	48,315
	Financial year to date	66,564	69,191	62,804	74,647	73,056	62,263	58,608	73,808	66,946	51,509
RESTATED TOTAL CASH COSTS	December 2005	314	323	305	336	338	299	282	330	322	262
- US$/oz	September 2005	320	337	294	379	360	295	277	375	316	230
	Financial year to date	318	330	300	356	349	297	280	352	319	246

Note: Users of the revised total cash cost number must bear in mind that this methodology will result in higher capital expenditure and amortisation

Operating and financial results

South African Rand		Total Mine Operations	South African Operations			
			Total	Driefontein	Kloof	Beatrix
Operating Results						
Ore milled/treated (000 tons)	December 2005	12,089	3,565	1,684	950	931
	September 2005	11,888	3,320	1,614	875	831
	Financial year to date	23,977	6,885	3,298	1,825	1,762
Yield (grams per ton)	December 2005	2.8	6.1	5.4	8.3	5.2
	September 2005	2.8	6.1	5.6	7.8	5.2
	Financial year to date	2.8	6.1	5.5	8.0	5.2
Gold produced (kilograms)	December 2005	34,381	21,697	9,022	7,857	4,818
	September 2005	32,972	20,119	9,015	6,792	4,312
	Financial year to date	67,353	41,816	18,037	14,649	9,130
Gold sold (kilograms)	December 2005	34,381	21,697	9,022	7,857	4,818
	September 2005	32,972	20,119	9,015	6,792	4,312
	Financial year to date	67,353	41,816	18,037	14,649	9,130
Gold price received (Rand per kilogram)	December 2005	101,184	101,069	101,064	100,967	101,245
	September 2005	91,669	91,535	91,425	91,431	91,929
	Financial year to date	96,526	96,482	96,247	96,546	96,846
Total cash costs (Rand per kilogram)	December 2005	71,659	76,859	71,935	79,369	81,984
	September 2005	72,768	79,795	69,872	88,295	87,152
	Financial year to date	72,202	78,271	70,904	83,507	84,425
Total production costs (Rand per kilogram)	December 2005	81,958	84,625	79,062	88,825	88,190
	September 2005	83,010	87,281	76,983	97,482	92,741
	Financial year to date	82,473	85,903	78,023	92,839	90,340
Operating costs (Rand per ton)	December 2005	210	486	401	682	440
	September 2005	207	503	406	714	470
	Financial year to date	208	494	403	698	454
Financial Results (Rand million)						
Revenue	December 2005	3,478.8	2,192.9	911.8	793.3	487.8
	September 2005	3,022.5	1,841.6	824.2	621.0	396.4
	Financial year to date	6,501.3	4,034.5	1,736.0	1,414.3	884.2
Operating costs	December 2005	2,541.7	1,732.1	674.6	648.3	409.2
	September 2005	2,457.3	1,671.6	656.0	624.7	390.9
	Financial year to date	4,999.0	3,403.7	1,330.6	1,273.0	800.1
Gold inventory change	December 2005	(20.6)	-	-	-	-
	September 2005	10.9	-	-	-	-
	Financial year to date	(9.7)	-	-	-	-
Operating profit	December 2005	957.7	460.8	237.2	145.0	78.6
	September 2005	554.3	170.0	168.2	(3.7)	5.5
	Financial year to date	1,512.0	630.8	405.4	141.3	84.1
Amortisation of mining assets	December 2005	350.5	159.1	61.5	70.2	27.4
	September 2005	328.5	141.2	61.3	58.3	21.6
	Financial year to date	679.0	300.3	122.8	128.5	49.0
Net operating profit	December 2005	607.2	301.7	175.7	74.8	51.2
	September 2005	225.8	28.8	106.9	(62.0)	(16.1)
	Financial year to date	833.0	330.5	282.6	12.8	35.1
Other income/(expense)	December 2005	(43.2)	(32.3)	(11.2)	(8.4)	(12.7)
	September 2005	(26.1)	(38.5)	(11.3)	(12.2)	(15.0)
	Financial year to date	(69.3)	(70.8)	(22.5)	(20.6)	(27.7)
Profit before taxation	December 2005	564.0	269.4	164.5	66.4	38.5
	September 2005	199.7	(9.7)	95.6	(74.2)	(31.1)
	Financial year to date	763.7	259.7	260.1	(7.8)	7.4
Mining and income taxation	December 2005	206.1	83.2	46.3	20.1	16.8
	September 2005	49.9	(35.4)	14.2	(36.8)	(12.8)
	Financial year to date	256.0	47.8	60.5	(16.7)	4.0
- Normal taxation	December 2005	111.1	40.5	40.5	-	-
	September 2005	69.7	13.4	13.4	-	-
	Financial year to date	180.8	53.9	53.9	-	-
- Deferred taxation	December 2005	95.0	42.7	5.8	20.1	16.8
	September 2005	(19.8)	(48.8)	0.8	(36.8)	(12.8)
	Financial year to date	75.2	(6.1)	6.6	(16.7)	4.0
Profit before exceptional items	December 2005	357.9	186.2	118.2	46.3	21.7
	September 2005	149.8	25.7	81.4	(37.4)	(18.3)
	Financial year to date	507.7	211.9	199.6	8.9	3.4
Exceptional items	December 2005	1.9	0.8	0.1	-	0.7
	September 2005	0.8	0.4	-	-	0.4
	Financial year to date	2.7	1.2	0.1	-	1.1
Net profit	December 2005	359.8	187.0	118.3	46.3	22.4
	September 2005	150.6	26.1	81.4	(37.4)	(17.9)
	Financial year to date	510.4	213.1	199.7	8.9	4.5
Net profit excluding gains and losses on financial instruments and foreign debt and exceptional items	December 2005	375.0	186.6	118.3	46.3	22.0
	September 2005	144.4	25.9	81.4	(37.4)	(18.1)
	Financial year to date	519.4	212.5	199.7	8.9	3.9
Capital expenditure	December 2005	391.3	168.7	60.6	53.4	54.7
	September 2005	315.4	133.4	46.7	42.7	44.0
	Financial year to date	706.7	302.1	107.3	96.1	98.7
	Planned for next six months to June 2006	944.5	419.7	159.6	124.8	135.3

Operating and financial results

South African Rand	Total	Ghana		Australia #	
		Tarkwa	Damang	St Ives	Agnew
Operating Results					
Ore milled/treated (000 tons) December 2005	8,524	5,160	1,324	1,713	327
September 2005	8,568	5,275	1,327	1,641	325
Financial year to date	17,092	10,435	2,651	3,354	652
Yield (grams per ton) December 2005	1.5	1.0	1.4	2.3	5.2
September 2005	1.5	1.0	1.3	2.3	5.9
Financial year to date	1.5	1.0	1.4	2.3	5.6
Gold produced (kilograms) December 2005	12,684	5,183	1,871	3,915	1,715
September 2005	12,853	5,418	1,779	3,727	1,929
Financial year to date	25,537	10,601	3,650	7,642	3,644
Gold sold (kilograms) December 2005	12,684	5,183	1,871	3,915	1,715
September 2005	12,853	5,418	1,779	3,727	1,929
Financial year to date	25,537	10,601	3,650	7,642	3,644
Gold price received (Rand per kilogram) December 2005	101,380	101,100	100,909	101,737	101,924
September 2005	91,877	91,602	91,793	92,058	92,379
Financial year to date	96,597	96,246	96,466	97,016	96,872
Total cash costs (Rand per kilogram) December 2005	62,764	59,251	69,268	67,663	55,102
September 2005	61,768	57,992	78,583	66,193	48,315
Financial year to date	62,263	58,608	73,808	66,946	51,509
Total production costs (Rand per kilogram) December 2005	77,397	69,844	72,368	86,021	
September 2005	76,325	69,232	82,631	81,135	
Financial year to date	76,857	69,531	77,370	83,573	
Operating costs (Rand per ton) December 2005	95	62	93	156	296
September 2005	92	60	94	149	305
Financial year to date	93	61	93	153	300
Financial Results (Rand million)					
Revenue December 2005	1,285.9	524.0	188.8	398.3	174.8
September 2005	1,180.9	496.3	163.3	343.1	178.2
Financial year to date	2,466.8	1,020.3	352.1	741.4	353.0
Operating costs December 2005	809.6	322.3	123.3	267.2	96.8
September 2005	785.7	318.2	124.1	244.3	99.1
Financial year to date	1,595.3	640.5	247.4	511.5	195.9
Gold inventory change December 2005	(20.6)	(18.1)	4.2	(6.2)	(0.5)
September 2005	10.9	(3.5)	13.4	5.0	(4.0)
Financial year to date	(9.7)	(21.6)	17.6	(1.2)	(4.5)
Operating profit December 2005	496.9	219.8	61.3	137.3	78.5
September 2005	384.3	181.6	25.8	93.8	83.1
Financial year to date	881.2	401.4	87.1	231.1	161.6
Amortisation of mining assets December 2005	191.4	58.5	5.8	127.1	
September 2005	187.3	61.2	7.2	118.9	
Financial year to date	378.7	119.7	13.0	246.0	
Net operating profit December 2005	305.5	161.3	55.5	88.7	
September 2005	197.0	120.4	18.6	58.0	
Financial year to date	502.5	281.7	74.1	146.7	
Other income/(expense) December 2005	(10.9)	(4.1)	(4.1)	(2.7)	
September 2005	12.4	9.9	4.4	(1.9)	
Financial year to date	1.5	5.8	0.3	(4.6)	
Profit before taxation December 2005	294.6	157.2	51.4	86.0	
September 2005	209.4	130.3	23.0	56.1	
Financial year to date	504.0	287.5	74.4	142.1	
Mining and income taxation December 2005	122.9	57.4	19.2	46.3	
September 2005	85.3	48.9	10.4	26.0	
Financial year to date	208.2	106.3	29.6	72.3	
- Normal taxation December 2005	70.6	43.0	12.6	15.0	
September 2005	56.3	38.8	5.2	12.3	
Financial year to date	126.9	81.8	17.8	27.3	
- Deferred taxation December 2005	52.3	14.4	6.6	31.3	
September 2005	29.0	10.1	5.2	13.7	
Financial year to date	81.3	24.5	11.8	45.0	
Profit before exceptional items December 2005	171.7	99.8	32.2	39.7	
September 2005	124.1	81.4	12.6	30.1	
Financial year to date	295.8	181.2	44.8	69.8	
Exceptional items December 2005	1.1	-	-	1.1	
September 2005	0.4	(1.3)	-	1.7	
Financial year to date	1.5	(1.3)	-	2.8	
Net profit December 2005	172.8	99.8	32.2	40.8	
September 2005	124.5	80.1	12.6	31.8	
Financial year to date	297.3	179.9	44.8	72.6	
Net profit excluding gains and losses on financial instruments and foreign debt and exceptional items December 2005	188.4	107.7	35.6	45.1	
September 2005	118.5	75.6	9.9	33.0	
Financial year to date	306.9	183.3	45.5	78.1	
Capital expenditure December 2005	222.6	68.9	34.9	86.1	32.7
September 2005	182.0	46.7	24.8	80.8	29.7
Financial year to date	404.6	115.6	59.7	166.6	62.4
Planned for next six months to June 2006	524.8	186.9	127.1	152.9	57.9

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and financial results

United States Dollars		Total Mine Operations	South African Operations			
			Total	Driefontein	Kloof	Beatrix
Operating Results						
Ore milled/treated (000 tons)	December 2005	12,089	3,565	1,684	950	931
	September 2005	11,888	3,320	1,614	875	831
	Financial year to date	23,977	6,885	3,298	1,825	1,762
Yield (ounces per ton)	December 2005	0.091	0.196	0.172	0.266	0.166
	September 2005	0.089	0.195	0.180	0.250	0.167
	Financial year to date	0.090	0.195	0.176	0.258	0.167
Gold produced (000 ounces)	December 2005	1,105.4	697.6	290.1	252.6	154.9
	September 2005	1,060.1	646.8	289.8	218.4	138.6
	Financial year to date	2,165.4	1,344.4	579.9	471.0	293.5
Gold sold (000 ounces)	December 2005	1,105.4	697.6	290.1	252.6	154.9
	September 2005	1,060.1	646.8	289.8	218.4	138.6
	Financial year to date	2,165.4	1,344.4	579.9	471.0	293.5
Gold price received (dollars per ounce)	December 2005	482	481	481	481	482
	September 2005	437	437	436	436	439
	Financial year to date	460	460	459	461	462
Total cash costs (dollars per ounce)	December 2005	341	366	343	378	391
	September 2005	347	381	333	421	416
	Financial year to date	344	373	338	398	403
Total production costs (dollars per ounce)	December 2005	390	403	377	423	420
	September 2005	396	416	367	465	442
	Financial year to date	393	410	372	443	431
Operating costs (dollars per ton)	December 2005	32	74	61	105	67
	September 2005	32	77	62	110	72
	Financial year to date	32	76	62	107	70
Financial Results ($ million)						
Revenue	December 2005	533.6	336.3	139.8	121.7	74.8
	September 2005	463.6	282.5	126.4	95.2	60.8
	Financial year to date	997.1	618.8	266.3	216.9	135.6
Operating costs	December 2005	389.8	265.7	103.5	99.4	62.8
	September 2005	376.9	256.4	100.6	95.8	60.0
	Financial year to date	766.7	522.0	204.1	195.2	122.7
Gold inventory change	December 2005	(3.2)	-	-	-	-
	September 2005	1.7	-	-	-	-
	Financial year to date	(1.5)	-	-	-	-
Operating profit	December 2005	146.9	70.7	36.4	22.2	12.1
	September 2005	85.0	26.1	25.8	(0.6)	0.8
	Financial year to date	231.9	96.7	62.2	21.7	12.9
Amortisation of mining assets	December 2005	53.8	24.4	9.4	10.8	4.2
	September 2005	50.4	21.7	9.4	8.9	3.3
	Financial year to date	104.1	46.1	18.8	19.7	7.5
Net operating profit	December 2005	93.1	46.3	26.9	11.5	7.9
	September 2005	34.6	4.4	16.4	(9.5)	(2.5)
	Financial year to date	127.8	50.7	43.3	2.0	5.4
Other income/(expenses)	December 2005	(6.6)	(5.0)	(1.7)	(1.3)	(1.9)
	September 2005	(4.0)	(5.9)	(1.7)	(1.9)	(2.3)
	Financial year to date	(10.6)	(10.9)	(3.5)	(3.2)	(4.2)
Profit before taxation	December 2005	86.5	41.3	25.2	10.2	5.9
	September 2005	30.6	(1.5)	14.7	(11.4)	(4.8)
	Financial year to date	117.1	39.8	39.9	(1.2)	1.1
Mining and income taxation	December 2005	31.6	12.8	7.1	3.1	2.6
	September 2005	7.7	(5.4)	2.2	(5.6)	(2.0)
	Financial year to date	39.3	7.3	9.3	(2.6)	0.6
- Normal taxation	December 2005	17.0	6.2	6.2	-	-
	September 2005	10.7	2.1	2.1	-	-
	Financial year to date	27.7	8.3	8.3	-	-
- Deferred taxation	December 2005	14.6	6.5	0.9	3.1	2.6
	September 2005	(3.0)	(7.5)	0.1	(5.6)	(2.0)
	Financial year to date	11.5	(0.9)	1.0	(2.6)	0.6
Profit before exceptional items	December 2005	54.9	28.6	18.1	7.1	3.3
	September 2005	23.0	3.9	12.5	(5.7)	(2.8)
	Financial year to date	77.9	32.5	30.6	1.4	0.5
Exceptional items	December 2005	0.3	0.1	-	-	0.1
	September 2005	0.1	0.1	-	-	0.1
	Financial year to date	0.4	0.2	-	-	0.2
Net profit	December 2005	55.2	28.7	18.1	7.1	3.4
	September 2005	23.1	4.0	12.5	(5.7)	(2.7)
	Financial year to date	78.3	32.7	30.6	1.4	0.7
Net profit excluding gains and losses on financial instruments and foreign debt and exceptional items	December 2005	57.5	28.6	18.1	7.1	3.4
	September 2005	22.1	4.0	12.5	(5.7)	(2.8)
	Financial year to date	79.7	32.6	30.6	1.4	0.6
Capital expenditure ($ million)	December 2005	60.0	25.9	9.3	8.2	8.4
	September 2005	48.4	20.5	7.2	6.5	6.7
	Financial year to date	108.4	46.3	16.5	14.7	15.1
	Planned for next six months to June 2006	148.3	65.9	25.1	19.6	21.2

Average exchange rates are US$1 = R6.53 and US$1 = R6.52 for the December 2005 and September 2005 quarters respectively.

Figures may not add as they are rounded independently.

Operating and financial results

United States Dollars		International Operations					Australian Dollars	
		Total	Ghana		Australia #		Australia #	
			Tarkwa	Damang	St Ives	Agnew	St Ives	Agnew
Operating Results								
Ore milled/treated (000 tons)	December 2005	8,524	5,160	1,324	1,713	327	1,713	327
	September 2005	8,568	5,275	1,327	1,641	325	1,641	325
	Financial year to date	17,092	10,435	2,651	3,354	652	3,354	652
Yield (ounces per ton)	December 2005	0.048	0.032	0.045	0.073	0.169	0.073	0.169
	September 2005	0.048	0.033	0.043	0.073	0.191	0.073	0.191
	Financial year to date	0.048	0.033	0.044	0.073	0.180	0.073	0.180
Gold produced (000 ounces)	December 2005	407.8	166.6	60.2	125.9	55.1	125.9	55.1
	September 2005	413.2	174.2	57.2	119.8	62.0	119.8	62.0
	Financial year to date	821.0	340.8	117.4	245.7	117.2	245.7	117.2
Gold sold (000 ounces)	December 2005	407.8	166.6	60.2	125.9	55.1	125.9	55.1
	September 2005	413.2	174.2	57.2	119.8	62.0	119.8	62.0
	Financial year to date	821.0	340.8	117.4	245.7	117.2	245.7	117.2
Gold price received (dollars per ounce)	December 2005	483	482	481	485	485	648	650
	September 2005	438	437	438	439	441	577	579
	Financial year to date	461	459	460	463	462	613	612
Total cash costs (dollars per ounce)	December 2005	299	282	330	322	262	431	351
	September 2005	295	277	375	316	230	415	303
	Financial year to date	297	280	352	319	246	423	326
Total production costs (dollars per ounce)	December 2005	369	333	345	410		548	
	September 2005	364	330	394	387		509	
	Financial year to date	367	332	369	399		528	
Operating costs (dollars per ton)	December 2005	15	10	14	24	45	32	61
	September 2005	14	9	14	23	47	30	61
	Financial year to date	14	9	14	23	46	31	61
Financial Results ($ million)								
Revenue	December 2005	197.2	80.4	29.0	61.1	26.8	81.5	35.8
	September 2005	181.1	76.1	25.0	52.6	27.3	69.2	35.9
	Financial year to date	378.3	156.5	54.0	113.7	54.1	150.7	71.7
Operating costs	December 2005	124.2	49.4	18.9	41.0	14.8	54.7	19.8
	September 2005	120.5	48.8	19.0	37.5	15.2	49.3	20.0
	Financial year to date	244.7	98.2	37.9	78.5	30.0	104.0	39.8
Gold inventory change	December 2005	(3.2)	(2.8)	0.6	(1.0)	(0.1)	(1.3)	(0.1)
	September 2005	1.7	(0.5)	2.1	0.8	(0.6)	1.0	(0.8)
	Financial year to date	(1.5)	(3.3)	2.7	(0.2)	(0.7)	(0.2)	(0.9)
Operating profit	December 2005	76.2	33.7	9.4	21.1	12.0	28.1	16.1
	September 2005	58.9	27.9	4.0	14.4	12.7	18.9	16.8
	Financial year to date	135.2	61.6	13.4	35.4	24.8	47.0	32.8
Amortisation of mining assets	December 2005	29.4	9.0	0.9	19.5		26.0	
	September 2005	28.7	9.4	1.1	18.2		24.0	
	Financial year to date	58.1	18.4	2.0	37.7		50.0	
Net operating profit	December 2005	46.9	24.7	8.5	13.6		18.1	
	September 2005	30.2	18.5	2.9	8.9		11.7	
	Financial year to date	77.1	43.2	11.4	22.5		29.8	
Other income/(expenses)	December 2005	(1.7)	(0.6)	(0.6)	(0.4)		(0.6)	
	September 2005	1.9	1.5	0.7	(0.3)		(0.4)	
	Financial year to date	0.2	0.9	-	(0.7)		(0.9)	
Profit before taxation	December 2005	45.2	24.1	7.9	13.2		17.6	
	September 2005	32.1	20.0	3.5	8.6		11.3	
	Financial year to date	77.3	44.1	11.4	21.8		28.9	
Mining and income taxation	December 2005	18.8	8.8	2.9	7.1		9.5	
	September 2005	13.1	7.5	1.6	4.0		5.2	
	Financial year to date	31.9	16.3	4.5	11.1		14.7	
- Normal taxation	December 2005	10.8	6.6	1.9	2.3		3.1	
	September 2005	8.6	6.0	0.8	1.9		2.5	
	Financial year to date	19.5	12.5	2.7	4.2		5.5	
- Deferred taxation	December 2005	8.0	2.2	1.0	4.8		6.4	
	September 2005	4.4	1.5	0.8	2.1		2.8	
	Financial year to date	12.5	3.8	1.8	6.9		9.1	
Profit before exceptional items	December 2005	26.3	15.3	4.9	6.1		8.1	
	September 2005	19.0	12.5	1.9	4.6		6.1	
	Financial year to date	45.4	27.8	6.9	10.7		14.2	
Exceptional items	December 2005	0.2	-	-	0.2		0.2	
	September 2005	0.1	(0.2)	-	0.3		0.3	
	Financial year to date	0.2	(0.2)	-	0.4		0.6	
Net profit	December 2005	26.5	15.3	4.9	6.3		8.3	
	September 2005	19.1	12.3	1.9	4.9		6.4	
	Financial year to date	45.6	27.6	6.9	11.1		14.8	
Net profit excluding gains and losses on financial instruments and foreign debt, and exceptional items	December 2005	28.9	16.5	5.5	6.9		9.2	
	September 2005	18.2	11.6	1.5	5.1		6.7	
	Financial year to date	47.1	28.1	7.0	12.0		15.9	
Capital expenditure	December 2005	34.1	10.6	5.4	13.2	5.0	17.6	6.7
	September 2005	27.9	7.2	3.8	12.4	4.6	16.3	6.0
	Financial year to date	62.1	17.7	9.2	25.6	9.6	33.9	12.7
	Planned for next six months to June 2006	82.4	29.3	20.0	24.0	9.1	32.7	12.4

Average exchange rates are US$1 = R6.53 and US$1 = R6.52 for the December 2005 and September 2005 quarters respectively. The Australian dollar exchange rates were AUS$1 = R4.88 and AUS$1 = R4.96 for the December 2005 and September 2005 quarters respectively.

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Figures may not add as they are rounded independently.

Underground and surface

South African Rand and Metric Units

Operating Results	Total Mine Operations	South African Operations				International Operations				
		Total	Driefontein	Kloof	Beatrix	Total	Ghana		Australia	
							Tarkwa	Damang	St Ives	Agnew
Ore milled / treated (000 ton)										
- underground December 2005	3,381	2,840	1,029	880	931	541	-	-	430	111
September 2005	3,112	2,587	989	767	831	525	-	-	409	116
Financial year to date	6,493	5,427	2,018	1,647	1,762	1,066	-	-	839	227
- surface December 2005	8,708	725	655	70	-	7,983	5,160	1,324	1,283	216
September 2005	8,776	733	625	108	-	8,043	5,275	1,327	1,232	209
Financial year to date	17,484	1,458	1,280	178	-	16,026	10,435	2,651	2,515	425
- total December 2005	12,089	3,565	1,684	950	931	8,524	5,160	1,324	1,713	327
September 2005	11,888	3,320	1,614	875	831	8,568	5,275	1,327	1,641	325
Financial year to date	23,977	6,885	3,298	1,825	1,762	17,092	10,435	2,651	3,354	652
Yield (grams per ton)										
- underground December 2005	7.1	7.3	7.9	8.8	5.2	6.0	-	-	4.7	11.3
September 2005	7.2	7.3	8.1	8.7	5.2	6.2	-	-	4.5	12.1
Financial year to date	7.1	7.3	8.0	8.7	5.2	6.1	-	-	4.6	11.7
- surface December 2005	1.2	1.5	1.4	*2.2	-	1.2	1.0	1.4	1.5	2.1
September 2005	1.2	1.5	1.6	0.9	-	1.2	1.0	1.3	1.5	2.5
Financial year to date	1.2	1.5	1.5	1.4	-	1.2	1.0	1.4	1.5	2.3
- combined December 2005	2.8	6.1	5.4	8.3	5.2	1.5	1.0	1.4	2.3	5.2
September 2005	2.8	6.1	5.6	7.8	5.2	1.5	1.0	1.3	2.3	5.9
Financial year to date	2.8	6.1	5.5	8.0	5.2	1.5	1.0	1.4	2.3	5.6
Gold produced (kilograms)										
- underground December 2005	23,880	20,614	8,090	7,706	4,818	3,266	-	-	2,013	1,253
September 2005	22,261	19,009	8,005	6,692	4,312	3,252	-	-	1,854	1,398
Financial year to date	46,141	39,623	16,095	14,398	9,130	6,518	-	-	3,867	2,651
- surface December 2005	10,501	1,083	932	151	-	9,418	5,183	1,871	1,902	462
September 2005	10,711	1,110	1,010	100	-	9,601	5,418	1,779	1,873	531
Financial year to date	21,212	2,193	1,942	251	-	19,019	10,601	3,650	3,775	993
- total December 2005	34,381	21,697	9,022	7,857	4,818	12,684	5,183	1,871	3,915	1,715
September 2005	32,972	20,119	9,015	6,792	4,312	12,853	5,418	1,779	3,727	1,929
Financial year to date	67,353	41,816	18,037	14,649	9,130	25,537	10,601	3,650	7,642	3,644
Operating costs (Rand per ton)										
- underground December 2005	553	596	623	729	440	328	-	-	312	386
September 2005	576	627	621	805	470	327	-	-	311	387
Financial year to date	564	611	622	764	545	327	-	-	311	387
- surface December 2005	77	56	51	103	-	79	62	93	104	250
September 2005	76	68	68	70	-	76	60	94	95	259
Financial year to date	76	62	59	83	-	78	61	93	99	254
- total December 2005	210	486	401	682	440	95	62	93	156	296
September 2005	207	503	406	714	470	92	60	94	149	305
Financial year to date	208	494	403	698	454	93	61	93	153	300

* Abnormally high yield due to the inclusion of clean-up material from No. 3 plant.

Development results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres

Driefontein		December 2005 quarter			September 2005 quarter			Year to date F2006		
Reef		Carbon Leader	Main	VCR	Carbon Leader	Main	VCR	Carbon Leader	Main	VCR
Advanced	(m)	5,075	661	1,523	5,043	648	1,231	10,118	1,309	2,754
Advanced on reef	(m)	747	243	175	716	227	156	1,463	470	331
Sampled	(m)	708	171	129	723	132	78	1,431	303	207
Channel width	(cm)	105	21	97	108	22	97	107	21	97
Average value –	(g/t)	13.1	28.9	19.5	12.8	33.2	59.2	13.0	30.4	34.5
–	(cm.g/t)	[1]1,373	595	[2]1,894	1,390	725	5,756	1,382	652	3,349

Kloof		December 2005 quarter			September 2005 quarter			Year to date F2006		
Reef		Kloof	Main	VCR	Kloof	Main	VCR	Kloof	Main	VCR
Advanced	(m)	200	1,434	6,470	190	1,157	5,057	390	2,591	11,527
Advanced on reef	(m)	105	446	1,469	97	160	1,216	202	606	2,685
Sampled	(m)	60	445	1,406	105	148	1,240	165	593	2,646
Channel width	(cm)	127	93	102	146	99	96	139	95	99
Average value –	(g/t)	5.9	13.1	21.6	4.8	9.1	18.9	5.1	12.1	20.3
–	(cm.g/t)	746	1,225	2,191	697	904	1,805	715	1,145	2,010

Beatrix		December 2005 quarter		September 2005 quarter		Year to date F2006	
Reef		Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	6,832	2,240	5,907	1,623	12,739	3,863
Advanced on reef	(m)	1,630	460	1,706	256	3,336	716
Sampled	(m)	1,554	432	1,563	255	3,117	687
Channel width	(cm)	90	159	76	154	83	157
Average value –	(g/t)	12.8	7.6	15.6	12.1	14.1	9.3
–	(cm.g/t)	1,148	[3]1,215	1,181	1,864	1,165	1,456

(1) Values intersected in the carbon leader remained lower than the zonal average. In addition to the normal grid development, an underground drilling programme has commenced to delineate the zone currently being traversed.

(2) VCR values are within the expected range having come off the highs exposed during the previous quarter.

(3) Kalkoenkrans development values were lower due to local geological variations but remain within the overall expectations for the mine.

Administration and corporate information

Corporate Secretary
CAIN FARREL
Telephone: (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za

Registered offices
JOHANNESBURG
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag x 30500
Houghton 2041
Tel: (+27)(11) 644-2400
Fax: (+27)(11) 484-0626

LONDON
St James 's Corporate Services Limited
6 St James 's Place
London SW1A 1NP
United Kingdom
Telephone: (+44)(20) 7499 3916
Facsimile: (+44)(20) 7491 1989

American Depository Receipts Transfer Agent
Bank of New York
Shareholder Relations
P O Box 11258
New York, NY20286 –1258

US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Directors
A J Wright (*Chairman*)
I D Cockerill * (*Chief Executive Officer*)
N J Holland * (*Chief Financial Officer*)

K Ansah#
G J Gerwel
A Grigorian °
J M McMahon *

R L Pennant-Rea *
P J Ryan
T M G Sexwale
M A Sosnovski °

S Stefanovich °
C I von Christierson

* British
\# Ghanaian
° Russian

INVESTOR RELATIONS
South Africa

WILLIE JACOBSZ
Telephone: (+27)(11) 644 2460
Facsimile: (+27)(11) 484 0639
e-mail: williej@goldfields.co.za

NERINA BODASING
Telephone: (+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail: nerina.bodasing@goldfields.co.za

North America
CHERYL A MARTIN
Telephone: (+1)(303) 796 8683
Facsimile: (+1)(303) 796 8293
e-mail: camartin@gfexpl.com

TRANSFER SECRETARIES
South Africa
Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Telephone: (+27)(11) 370 5000
Facsimile: (+27)(11) 370 5271

United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone: (+44)(20) 8639 2000
Facsimile: (+44)(20) 8658 3430

WEBSITE
http://www.goldfields.co.za
http://www.gold-fields.com

Forward Looking Statements
Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; labour disruptions; changes in government regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and other macro-economic factors; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE 000018123

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 26 January 2006

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs